                  As filed with the Securities and Exchange Commission on January 31, 2003
                                                                                         Registration No. 333-_____

                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D.C. 20549
                                         ---------------------------------

                                                     FORM S-2
                                         REGISTRATION STATEMENT UNDER THE
                                              SECURITIES ACT OF 1933
                                         ---------------------------------

                                            THE FIRST BANCSHARES, INC.
                              (Exact name of registrant as specified in its charter)

       Mississippi                          6021                                     64-0862173
(State or other jurisdiction        (Primary Standard Industrial                (I.R.S. Employer
of incorporation or                 Classification Code Number)                 Identification No.)
organization)

                                                                       David E. Johnson, Chairman and CEO
         6480 U.S. Hwy. 98 West                                        6480 U.S. Hwy. 98 West
         Hattiesburg, Mississippi 39402                                Hattiesburg, Mississippi 39402
              (601) 268-8998                                           (601) 268-8998
         (Address, including zip code, and                             (Name, address, including zip code, and
         telephone number, including area code,                        telephone number, including area code,
         of registrant's principal executive offices)                  of agent for service)

                                            Copies to:

                                            L. Keith Parsons, Esq.
                                            Watkins Ludlam Winter & Stennis, P.A.
                                            633 North State Street, Jackson, Mississippi 39202
                                            (601) 949-4701

Approximate date of commencement of proposed sale of the securities to the public: as soon as practicable after this registration statement becomes effective.

 If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule
415 under the Securities Act of 1933 check the following box: [  ]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form check the following box:  [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) or Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                                          CALCULATION OF REGISTRATION FEE

                                                               Proposed
                                                               Maximum                Maximum
       Securities to Be               Amount to Be          Offering Price           Aggregate              Amount of
          Registered                   Registered             per Share            Offering Price        Registration Fee
-------------------------------  ---------------------- ----------------------  --------------------  ----------------------
Common Stock $1.00 par                   45,000                 $17.50              $ 787,500(1)              $72.45
value

(1)   Estimated solely for the purpose of calculating the registration fee in reliance on Rule 457(a).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED JANUARY __, 2003

The information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

45,000 Shares of Common Stock Offered by The First Bancshares, Inc.

No Minimum/45,000 Maximum

All of the 45,000 shares of Common Stock, $1.00 par value (the “Common Stock”) of The First Bancshares, Inc., a Mississippi corporation (the “Company”), offered hereby are being sold by the Company. The Company is a bank holding company headquartered in Hattiesburg, Mississippi and is the parent of The First National Bank of South Mississippi and The First National Bank of the Pine Belt. Prior to this offering, there has been only limited trading in the Common Stock, and the Company does not anticipate a reliable market for the Common Stock to exist after the offering.

This is a "best efforts" offering by the Company, and it will be terminated by the Company upon the sale of 45,000 shares or April 30, 2003, whichever occurs first, unless the Company extends the offering for additional periods ending no later than September 30, 2003. There is no minimum number of shares required to be sold in the Offering. The proceeds of the offering will be used to repurchase outstanding shares of Common Stock. See "Risk Factors" beginning on page ____ of this Prospectus for a discussion of material risks that should be considered by prospective investors. THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS OR DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                                                Underwriting
                                                               Discounts and            Proceeds to the Company if
                                       Price to Public         Commissions(1)           the Maximum is Sold (2) (3)
----------------------------------- --------------------- ------------------------  -----------------------------------
Per Share..........................          $17.50                None                             $17.50
Total..............................     $787,500.00                None                        $787,500.00

(1) This  offering will be made on behalf of the Company by its directors and executive officers, to whom no commission or other compensation will be paid on account of such activity. The Company believes that such officers and directors will not be deemed brokers under the Securities Exchange Act of 1934 (the
"Exchange Act"), based on reliance on Rule 3a4-1 of the Exchange Act.

(2) There is no minimum number of shares that the Company must sell. The Company is not using an underwriter for this offering.  The Company may receive little or no funds from this offering.  The funds received from the offering will not be placed in an escrow account, and will be available for immediate use by the Company.

 (3)  Calculated before deducting expenses of the Offering payable by the Company estimated at $11,000.

                     The date of this Prospectus is ____________________, 2003.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                                               ---------------------

                                                 TABLE OF CONTENTS
                                                                                                               Page
                                                                                                               ----

PROSPECTUS SUMMARY

The following summary is not intended to be complete and is qualified in its entirety by the more detailed information and the consolidated financial statements and the related notes appearing elsewhere in this Prospectus. Unless otherwise indicated, all references to “the Company” in this Prospectus refer to The First Bancshares, Inc. and its consolidated subsidiaries, including The First National Bank of South Mississippi and First National Bank of the Pine Belt.

The Company

General

The First Bancshares, Inc. (the “Company”) was incorporated on June 23, 1995 to serve as a holding company for The First National Bank of South Mississippi (“The First”) located in Hattiesburg, Mississippi and The First National Bank of the Pine Belt (“Pine Belt”), located in Laurel, Mississippi (collectively, the “Banks”). The First began operations on August 5, 1996 from its main office in the Oak Grove community, which is on the outskirts of Hattiesburg. The First also operates two branches in Hattiesburg and one in Purvis, Mississippi. Pine Belt began banking operations on January 19, 1999. Pine Belt has one office located in Laurel, Mississippi. The Company and its subsidiary banks engage in a general commercial and retail banking business characterized by personalized service and local decision-making, emphasizing the banking needs of small- to medium-sized businesses, professional concerns and individuals. The First and Pine Belt are wholly-owned subsidiary banks of the Company.

Location and Service Area

The First. The First serves the cities of Hattiesburg and Purvis and the surrounding areas of Lamar and Forrest Counties, Mississippi. The First has a main office located west of the city of Hattiesburg, Mississippi, in Lamar County. The First also has a branch office located on Highway 589 in the city of Purvis, Mississippi, also in Lamar County, a third office located at the intersection of Lincoln Road and South 28th Avenue in Hattiesburg, and a fourth location at 3318 Hardy Street in Hattiesburg.

The main office primarily serves the area in and around the northern portion of Lamar County which is west of Hattiesburg. The Purvis office primarily serves the area in and around Purvis, Mississippi, which is in the east central part of Lamar County and is the county seat. Lamar County is located in the southeastern section of Mississippi. Hattiesburg, one of the largest cities in Mississippi, is located in Forrest and Lamar Counties. Hattiesburg can be reached via U.S. Highways 98 and 49 and Interstate 59. Major employers located in the Lamar and Forrest County areas include Forrest General Hospital, the University of Southern Mississippi, the Methodist Hospital, Camp Shelby, Sunbeam Oster, the Hattiesburg Public Schools, the Hattiesburg Clinic, the City of Hattiesburg, Marshall Durbin Poultry, and Murray Envelope. The principal components of the economy of the Lamar and Forrest County areas include service industries, wholesale and retail trade, manufacturing, and transportation and public utilities.

Pine Belt. Pine Belt serves the city of Laurel and the surrounding area of Jones County, Mississippi. Pine Belt’s main office is located at 1945 Highway 15 North, Laurel, Mississippi. Pine Belt expects to draw 75% of its retail business within a five mile radius of this location, with the remaining business coming from other areas of Jones County, as well as portions of Jasper County, Wayne County, Smith County, and Covington County that are within a 15 mile radius of Pine Belt.

Banking Services

The Company strives to provide its customers with the breadth of products and services comparable to those offered by large regional banks, while maintaining the quick response and personal service of a locally owned and managed bank. In addition to offering a full range of deposit services and commercial and personal loans, The First offers products such as mortgage loan originations. The following is a description of the products and services offered or planned to be offered by the Hattiesburg and Laurel Banks.

o    Deposit Services.  The Banks offer a full range of deposit services that are typically available in most banks and savings and loan associations, including checking accounts, NOW accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit.  The transaction accounts and time certificates are tailored to each bank's principal market area at rates competitive to those offered by other banks in the area.  In addition, the Banks offer certain retirement account services, such as
     Individual Retirement Accounts (IRAs).  All deposit accounts are insured by the Federal Deposit Insurance
     Corporation (the "FDIC") up to the maximum amount allowed by law.  The Banks solicit these accounts from individuals, businesses, associations and organizations, and governmental authorities.

o    Loan Products.  The Banks offer a full range of commercial and personal loans.  Commercial loans include both secured and unsecured loans for working capital (including loans secured by inventory and accounts receivable), business expansion (including acquisition of real estate and improvements), and purchase of equipment and machinery.  Consumer loans include equity lines of credit and secured and unsecured loans for financing automobiles, home improvements, education, and personal investments.  The Banks also make real estate construction and acquisition loans.  The Banks' lending activities are subject to a variety of lending limits imposed by federal law.  While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower's relationship to the bank), in general the Banks are subject to a loans-to-one-borrower limit of an amount equal to 15% of the Bank's unimpaired capital and surplus.  The Banks may not make any loans to any director, officer, employee, or 10% shareholder unless the loan is approved by the
     Board of Directors of the Banks and is made on terms not more favorable to such a person than would be available to a person not affiliated with the Banks.

o    Mortgage Loan Divisions.  The Banks have mortgage loan divisions which originate loans to purchase existing or construct new homes and to refinance existing mortgages.

o    Other Services.  Other bank services include on-line Internet banking services, voice response telephone inquiry service, commercial sweep accounts, cash management services, safe deposit boxes, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts.  The Banks are associated with the
     Money Belt, Gulfnet, and Plus networks of automated teller machines that may be used by the Banks' customers throughout Mississippi and other regions.  The Banks also offer VISA and MasterCard credit card services through a correspondent bank.
The Company is a Mississippi corporation with its principal executive offices located at 6480 U.S. Hwy. 98 West, Hattiesburg, Mississippi 39402, and its telephone number is (601) 268-8998.

The Offering

Common Stock offered by ...............................  45,000 shares the Company
Common Stock outstanding ..............................  1,165,165 shares prior to the offering
Common Stock to be outstanding ........................  1,210,165 shares (based on the maximum offering)
     immediately after the offering
Use of Proceeds........................................  The proceeds of the offering will be used to purchase outstanding shares of Common Stock.  See "Use of
                                                         Proceeds."

Risk Factors

A number of factors should be considered by potential investors before purchasing shares of the Common Stock in the offering. See “Risk Factors,” beginning on page _____.

                                      SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS
                                     (Dollars In Thousands, Except Per Share Data)

                                               September 30                               December 31,
                                         -------------------------   -----------------------------------------------------------
                                          2002               2001     2001          2000        1999(1)        1998       1997
                                         -------            ------   -------      -------      --------      -------     -------

Earnings:
     Net interest income               $   4,505        $ 3,596    $  4,967      $  4,083    $  2,929      $  1,617     $    881
     Provision for loan
          losses                             259            265         342           325         408           170          156
     Noninterest income                    1,250            739       1,074           675         396           215          216
     Noninterest expense                   4,461          3,436       4,781         3,874       3,212         1,595        1,203
     Net income (loss)                       680            416         672           565       (173)            67        (262)

Per Share Data:
     Basic net income
          per share                         $.58           $.36        $.58          $.49      $(.15)          $.09       $(.36)
     Diluted net income
          per share                          .57            .35         .57           .48       (.15)           .09        (.36)

Selected Period End
     Balances:
          Total assets                  $152,536       $136,109     135,621       117,582      91,356        49,912       27,527
          Securities                      23,360         25,368      22,946        19,390      14,481         7,486        4,303
          Loans,
           net of allowance              101,858         92,644      93,231        82,583      60,887        32,059       17,294
          Deposits                       115,378        114,265     113,237        96,845      73,514        35,667       21,058
          Stockholders'
               equity                     14,730         13,723      13,990        13,181      12,473         6,422        6,368

(1) Includes the first period of operations of Pine Belt.

RISK FACTORS

An investment in the common stock offered hereby involves certain risks. A prospective investor should carefully review the following risk factors as well as the other information contained in this Prospectus before deciding to make an investment in shares of common stock. Information contained in this Prospectus contains “forward-looking statements” which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “could,” “should,” “intend,” “estimated,” “projected,” “contemplated” or “anticipates” or the negative thereof or other variations or comparable terminology. No assurance can be given that the future results covered by the forward-looking statements will be achieved. These statements, by their terms, involve substantial risks and uncertainties, certain of which are beyond the Company’s control. The following factors could cause actual experience to vary materially from the future results covered in such forward-looking statements. Other factors, such as the general state of the economy, could also cause actual experience to vary materially from the matters covered in such forward-looking statements.

         THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS OR
         DEPOSIT ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT
         INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS
         ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.
Because of the Lack of an Established Trading Market, Shareholders May Not be Able to Quickly and Easily Sell Their Common Stock.

Prior to this offering, there has been no established or liquid market for the Common Stock. The public offering price of the Common Stock offered hereby has been determined solely by the Company and may bear no relationship to the market price of the Common Stock after this offering. Although the Company has filed a registration statement with the Securities and Exchange Commission (the “SEC”) to register the issuance of the Common Stock in the offering under the Securities Act of 1933, the Company does not anticipate that a reliable or liquid secondary trading market for the Common Stock will exist or develop in the near term following the offering, and there is a risk that no market will develop for the Common Stock at all.

No Broker Has Agreed to Purchase Any of the Common Stock and We May Not be Able to Sell All of the Shares We Are Attempting to Sell in the Offering.

The Common Stock is being sold directly through the efforts of our directors and executive officers. No broker-dealer or other person has any obligation to purchase, or find purchasers for, any shares of the Common Stock. Because the offering is not underwritten, there can be no assurance that any particular number of shares will be sold.

Directors and Officers Will Own at Least 20% of the Outstanding Common Stock After the Offering. They Could Make it More Difficult to Approval for Matters Submitted to a Shareholder Vote That Are Contrary to Their Interests But in the Interests of Other Shareholders.

Following completion of the offering, the executive officers and directors of the Company, collectively, will own at least 20% of the outstanding Common Stock. The executive officers and directors, as a group, will have the power to block business combinations and to influence the outcome of all matters required to be submitted to the Company’s shareholders for approval, including the election of directors.

The Board has the authority to issue up to 8,834,835 additional shares of Common Stock and 10,000,000 shares of Preferred Stock without obtaining shareholder approval. The Board may fix, in its sole discretion, the rights, preferences, and designations of Preferred Stock. This authority, as well as, provisions in the Articles requiring super-majority votes, could be used to block business combinations.

Consummation of the Offering is Not Subject to the Receipt of Subscriptions for a Minimum Number of Shares. Subscribers Will be Required to Purchase Shares Even if Less Than All of the Shares Offered Are Sold. There is no minimum number of shares that must be sold in the offering, and subscriptions, once received, are irrevocable. The offering may be completed even if substantially less than the total number of shares offered is sold. Changes in Local Economic Conditions Could Reduce Our Income and Growth, and Could Lead to Higher Levels of Problem Loans and Charge-Offs.

The Company makes loans, and most of its assets are located in Jones, Forest and Lamar counties in Mississippi. Adverse changes in economic conditions in these areas could hurt the Company’s ability to collect loans, could reduce the demand for loans, and could negatively impact performance and financial condition.

The Company's Profitability Depends on Economic Policies and Factors Beyond Our Control.

The Company’s earnings depend to a great extent on “rate differentials,” which are the differences between interest income that the Company earns on loans and investments and the interest expense paid on deposits and other borrowings. These rates are highly sensitive to many factors which are beyond the Company’s control, including general economic conditions and the policies of various government and regulatory authorities. Changes in interest rate policy by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) affect the Company’s interest income, interest expense and investment portfolio. Also, governmental policies such as the creation of a tax deduction for individual retirement accounts can increase savings and affect the cost of funds. A rapid increase or decrease in interest rates could have an adverse effect on the net interest margin and results of operations of the Company. The nature, timing and effect of any future changes in federal monetary and fiscal policies on the Company and its results of operations are not predictable.

Risks Inherent in Consumer and Commercial Lending Could Lead to Higher Levels of Problem Loans and Charge-Offs.

A substantial portion of the Company’s loan portfolio consists of consumer loans. Consumer lending presents certain unique risks. Consumer loan repayments depend upon a borrower’s financial stability and are more likely to be adversely affected by job loss, divorce, illness and other personal hardships. ___ In addition, collateral such as automobiles and other personal property securing consumer loans depreciate rapidly and sometimes is an inadequate repayment source if a borrower defaults.

As the Company grows, it will continue to increase its commercial lending activities. Commercial lending entails greater risks than traditional, single family residential lending. Commercial loans typically involve larger loan balances and a more concentrated loan portfolio. The analysis of commercial loans, which requires expertise in evaluating a commercial enterprise and its collateral, is generally more complex than the analysis required for single family residential lending. Like consumer loans, commercial loans are subject to adverse conditions in the economy, as well as the market for the specific goods and services sold by the commercial borrower. Loans secured by commercial real estate can also be affected by trends in the local real estate market.

There is No Assurance That the Company Will be Able to Successfully Compete with Others for Business.

The banking business is highly competitive, and the profitability of the Company depends principally upon its ability to compete in the market areas where its banking operations are located. The Company competes with other commercial banks, savings banks, savings and loan associations, credit unions, mortgage companies, finance companies, mutual funds, insurance companies, brokerage and investment banking firms, asset-based non-bank lenders and certain other non-financial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than the Company. Many of these competitors have greater financial and other resources than the Company, and certain larger competitors are recent entrants into the Company’s markets.

Loss of Key Personnel Could Hurt Profitability.

The Company’s growth and development to date have been largely the result of the contributions of certain of the senior executive officers of the Company. The loss of the services of one or more of these individuals could have a material adverse effect on the Company’s business and development. No assurance can be given that replacements for any of these officers could be employed if these officers’ services were no longer available. In addition, continued growth of the Company will require that the Company attract and retain additional personnel with a variety of skills and experience. Significant competition exists for such personnel with the skills and experience needed successfully to manage the Company’s business and operations.

THE PURPOSE OF THE OFFERING

The Company is in the process of establishing a branch office in the Picayune, Mississippi. As part of the Company’s expansion plan, the Board has decided to offer stock to business and community leaders in the Picayune area to create support for the Company’s entry into this market. The Company may also sell stock to persons in the Company and other service areas who are interested in supporting the Company. The Company presently does not have a need for additional capital, however. At the same time, two Company shareholders have a desire to sell some of their stock to obtain funds for other purposes. ___ Therefore, the proceeds of the offering are being used for this purpose.

USE OF PROCEEDS

The net proceeds of the offering will be used to purchase outstanding shares of Common Stock. The Company has agreed to purchase up to 40,000 shares of Common Stock held by Nick Welch, and up to 5,000 shares of Common Stock held by David Johnson, at a purchase price of $17.50 per share, adjusted as set forth below. If the proceeds of the offering are not sufficient to purchase the entire 45,000 shares, the amount purchased from each person will be reduced pro rata. The aggregate purchase price paid will be reduced by an amount equal to the Company’s offering expenses in this offering up to a maximum of $11,000. This reduction will be pro-rated between Mr. Welch and Mr. Johnson based on the number of shares acquired from each person. The purchase price was based on negotiations between the Company and Nick Welch, as well as the offering price established for this offering.

Nick Welch currently owns 92,716 shares or 7.96% of outstanding shares of Company Common Stock. In addition, Mr. Welch has options to acquire an additional 1,715 shares of Company Common Stock. Mr. Welch is a director of the Company's subsidiary, Pine Belt.

David Johnson currently owns 22,191 shares or 1.9% of outstanding shares of Company Common Stock. In addition, Mr. Johnson has options to acquire an additional 54,980 shares of Company Common Stock. David Johnson is Chairman and CEO of the Company.

Pending application of the net proceeds of the offering, the Company plans to invest the net proceeds in short-term, investment-grade securities, certificates of deposit or guaranteed obligations of the United States.

DETERMINATION OF OFFERING PRICE

The Company determined the offering price of the Common Stock based on a number of factors, including the Company’s assessment of the value of the Common Stock based on the financial and operating history and trends of the Company, the experience of its management, the position of the Company in its industry, and the Company’s prospects and financial results. The Company also considered the price of trades in the Common Stock of which management is aware in recent years. However, no established trading market has developed and trading in the Common Stock is limited and sporadic.

The Company issued 721,848 shares of its currently issued and outstanding Common Stock in its initial public offering, which closed on August 27, 1996. The price per share in the initial public offering was $10.00. The Company sold an additional 428,843 shares at $15.00 per share in a public offering that closed on December 31, 1998. The Company is not aware of all prices at which the Common Stock has been traded since these offerings. Based on information available to the Company from a limited number of sellers and purchasers of Common Stock, the Company believes that transactions in Common Stock ranged from $15.00 to $17.50 per share in 1999, from $15.00 to $18.00 per share in 2000, from $16.25 to $17.25 in 2001, and from $16.00 to $17.50 in 2002. There is a risk that investors in this offering will not be able to resell their shares of Common Stock at a price equal to or greater than $17.50 per share, particularly since the Company does not expect that an active market will develop for the shares in the short term following the offering.

PLAN OF DISTRIBUTION

General

The Common Stock is being offered and sold through the efforts of the directors and executive officers of the Company. Their activities in connection with this offering will be in addition to their other duties, and they will not receive any additional compensation, commission, or other remuneration for such activities. None of the Company’s directors and executive officers are registered as a securities broker or dealer under Federal or state securities laws, nor are any of these persons affiliated with a broker-dealer. Because such persons are not in the business of either effecting securities transactions for others or buying and selling securities for their own account, they are not required to register as brokers or dealers. In addition, their proposed activities are exempted from registration pursuant to a specific safe-harbor provision under Rule 3a4-1 under the Securities Exchange Act of 1934. Similar exemptions are available under applicable state securities law.

How to Subscribe

Each prospective investor who desires to purchase shares of Common Stock should:

         1.       Complete, date, and execute the Subscription Agreement which has been delivered with this
                  Prospectus;

         2.       Make a check, bank draft, or money order payable to The First Bancshares, Inc., in the amount of
                  $17.50 times the number of shares subscribed for; and

         3.       Deliver the completed Subscription Agreement and check to the Company at the following address:

                           David E. Johnson
                           President and Chief Executive Officer
                           P. O. Box 15549
                           6480 U.S. Hwy. 98 West
                           Hattiesburg, Mississippi 39404

If you have any questions about the offering or how to subscribe, please call David Johnson at (601) 268-8998. Subscribers should retain a copy of the completed Subscription Agreement for their records. The subscription price is due and payable when the Subscription Agreement is delivered.

DESCRIPTION OF COMMON STOCK

The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, par value $1.00 per share, and 10,000,000 shares of Preferred Stock, par value $1.00 per share, the rights and preferences of which may be designated as the Board of Directors may determine. As of the date of this Prospectus, 1,165,165 shares of Common Stock were outstanding and were held of record by approximately 1,100 shareholders. Immediately after the completion of this offering, there will be 1,210,165 shares of Common Stock outstanding (based on the maximum offering). No shares of Preferred Stock are currently outstanding.

Common Stock

Holders of Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of the Company out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share and do not have any cumulative voting rights. Holders of Common Stock have no preemptive, conversion, redemption, or sinking fund rights. In the event of a liquidation, dissolution, or winding-up of the

Company, holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered by the Company hereby when issued will be, fully paid and nonassessable. The rights, preferences, and privileges of holders of Common Stock are subject to any classes or series of Preferred Stock that the Company may issue in the future.

Preferred Stock

The Articles provide that the Board of Directors is authorized, without further action by the holders of the Common Stock, to provide for the issuance of shares of the Preferred Stock in one or more classes or series and to fix the designations, preferences, and other rights and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any Preferred Stock so issued may rank senior to the Common Stock with respect to the payment of dividends and amounts upon liquidation, dissolution, or winding-up. In addition, any such shares of Preferred Stock may have class or series voting rights. Upon completion of this offering, the Company will not have any shares of Preferred Stock outstanding. Issuances of Preferred Stock, while providing the Company with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of Common Stock, and in certain circumstances such issuances could have the effect of decreasing the market price of the Common Stock. The Company has no present plans to issue any Preferred Stock.

Certain Anti-takeover Effects

The provisions of the Articles, the Bylaws and the Corporation Act summarized in the following paragraphs may be deemed to have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

Authorized but Unissued Stock. The authorized but unissued shares of Common Stock and Preferred Stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of Common Stock and Preferred Stock may enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of the Company by means such as a proxy contest, tender offer, or merger, and thereby protect the continuity of the Company’s management.

Number and Qualifications of Directors. The Articles and Bylaws provide that the number of directors shall be fixed from time to time by resolution adopted by a majority of the directors then in office or the shareholders, but may not consist of fewer than nine nor more than 25 members.

Classified Board of Directors. The Articles and Bylaws divide the Board of Directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the Articles and Bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the Board of Directors, have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial to the Company and its shareholders and whether or not a majority of the Company’s shareholders believes that such a change would be desirable.

Removal of Directors and Filling Vacancies. A director may only be removed for cause, and only by the unanimous consent of the shareholders or at a meeting called for the specific purpose of such removal. The Bylaws also provide that all vacancies on the Board of Directors, including those resulting from an increase in the number of directors, may be filled by a majority of the remaining directors, even if they do not constitute a quorum. When a director resigns effective at a future date, a majority of directors then in office, including the director who is to resign, may vote on filling the vacancy.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee of the Board, of candidates for election as directors. These procedures provide that the notice of shareholder proposals and shareholder nominations for the election of directors at any meeting of shareholders must be in writing and be received by the Secretary of the Company on or before the later to occur of (i) 60 days prior to the meeting or (ii) 10 days after notice of the meeting is provided to the shareholders. The Company may reject a shareholder proposal or nomination that is not made in accordance with such procedures.

Limitations on Shareholders’ Action by Written Consent. The Bylaws permit shareholder action by written consent in lieu of a meeting only if such consent is unanimous.

Certain Nomination Requirements. Pursuant to the Bylaws, the Company has established certain nomination requirements for an individual to be elected as a director of the Company at any annual or special meeting of the shareholders, including that the nominating party provide the Company within a specified time prior to the meeting (i) notice that such party intends to nominate the proposed director; (ii) the name and certain biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders meeting may, for good cause shown, waive the operation of these provisions. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the Company’s Board of Directors.

Control Share Acquisition Provision. The Articles include a control share acquisition provision requiring any person who plans to acquire a control block of stock (generally defined as 10%) to obtain approval by the majority vote of disinterested shareholders or the affirmative vote of 75% of eligible members of the Board of Directors in order to vote the control shares. If a control share is made without first obtaining this approval, all stock beneficially owned by the acquiring person in excess of 10% will be considered “excess stock” and will not be entitled to vote.

Any person who proposes to make or has made a control share acquisition may deliver a statement to the Company describing the person’s background and the control share acquisition and requesting a special meeting of shareholders of the Company to decide whether to grant voting rights to the shares acquired in the control share acquisition. The acquiring person must pay the expenses of this meeting. If no request is made, the voting rights to be accorded the shares acquired in the control share acquisition shall be presented to the next special or annual meeting of the shareholders. If the acquiring person does not deliver his or her statement with the Company, the Company may elect to repurchase the acquiring person’s shares at fair market value. Control shares acquired in a control share acquisition are not subject to redemption after an acquiring person statement has been filed unless the shares are not accorded full voting rights by the shareholders.

Consideration of Other Constituencies in Mergers. The Corporation Act grants the Board of Directors the discretion, when considering whether a proposed merger or similar transaction is in the best interests of the Company and its shareholders, to take into account the effect of the transaction on the employees, customers, and suppliers of the Company and upon the communities in which the offices of the Company are located.

INFORMATION WITH RESPECT TO THE COMPANY

For additional information about the Company and its business, please refer to the 2001 Annual Report to Shareholders and the most recent quarterly report on Form 10-Q filed with the Securities and Exchange Commission, copies of which are attached hereto, and are part of this Prospectus.

LEGAL MATTERS

The legality of the shares of the Common Stock offered hereby will be passed upon by Watkins Ludlam Winter & Stennis, P.A., Jackson, Mississippi, counsel to the Company.

EXPERTS

The consolidated balance sheets of the Company as of December 31, 2001 and 2000 and the consolidated statements of the operations, shareholders’ equity, and cash flows of the Company for each of the three years in the period ended December 31, 2001 have been incorporated by reference into this Prospectus in reliance on the report of independent auditors T. E. Lott & Company, given on the authority of that firm as an expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The Company has filed with the SEC a Registration Statement on Form S-2 to register the Common Stock to be sold in the offering. This Prospectus is part of that Registration Statement. As allowed by SEC rules, this Prospectus does not contain all of the information you can find in the Registration Statement or the exhibits to the Registration Statement.

The Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the public reference room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. For further information on the public reference room call 1-800-SEC-0330.

The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about companies, including the Company, that file electronically with the SEC. The address of that site is http://www.sec.gov. You can view and download a copy of the Registration Statement (including exhibits) at this web site.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows the Company to “incorporate by reference” information into this Prospectus. This means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this Prospectus, except for any information that is superseded by other information that is set forth directly in this document.

This Prospectus incorporates by reference the documents set forth below that the Company has previously filed with the SEC. They contain important information about the Company and its financial condition.

         (1)      The Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001;

         (2)      The Quarterly Reports on Form 10-QSB for the quarters ended March 31, June 30, and September
                  30, 2002; and

         (3)      The following sections of the 2001 Annual Report to Shareholders: Management's Discussion and
                  Analysis; Report of Independent Auditor; Consolidated Financial Statements; Notes to
                  Consolidated Financial Statements; and Shareholder and Stock Information.

The Company also incorporates by reference additional documents that we may have file with the SEC between the date of this Prospectus and termination of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

You can obtain any of the documents incorporated by reference in this document from the Company or the SEC through the SEC’s Internet world wide web site at the address described above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this Prospectus. You can obtain documents incorporated by reference in this Prospectus by requesting them in writing or by telephone from:

                  David E. Johnson
                  President and Chief Executive Officer
                  6480 U.S. Hwy. 98 West
                  Hattiesburg, Mississippi 39402
                  (601) 268-8998
You should rely only on the information contained in or incorporated by reference in this Prospectus. We have not authorized anyone to provide you with information that is different from the information in this document. This Prospectus is dated ___________, 2003. You should not assume that the information contained in this document is accurate as of any date other than that date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated fees and expenses incurred by the Registrant in connection with this offering are as follows:
Securities and Exchange Commission registration fee                    $    72.45
Printing and engraving expenses                                            250.00
Legal fees and expenses of counsel for the Registrant                    9,500.00
Accounting fees and expenses                                               500.00
Miscellaneous                                                              677.55
                                                                    ---------------------
         Total                                                         $11,000.00
ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 79-4-8.50 through 79-4-8.59 of the Mississippi Business Corporation Act (the “Act”) provide the Company with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes and mandate the indemnification of the Company’s directors under certain circumstances. The Company’s Articles of Incorporation also provide the Company with the power and authority to the fullest extent legally permissible under the Act to indemnify its directors and officers, persons serving at the request of the Company or for its benefit as directors or officers of another corporation, and persons serving as the Company’s representatives or agents in certain circumstances. Pursuant to such authority and the provisions of the Company’s Articles of Incorporation, the Company intends to purchase insurance against certain liabilities that may be incurred by it and its officers and directors.

The Articles of Incorporation of the Company contain a provision which, subject to certain exceptions described below, eliminates the liability of a director or officer to the Company or its shareholders for monetary damages for any breach of duty as a director or officer. This provision does not eliminate such liability to the extent the director or officer engaged in willful misconduct or a knowing violation of criminal law or of any federal or state securities law, including, without limitation, laws proscribing insider trading or manipulation of the market for any security.

Under its Bylaws, the Company must indemnify any person who becomes subject to a lawsuit or proceeding by reason of service as a director of the Company or the Hattiesburg Bank or any other corporation which the person served as a director at the request of the Company. Except as noted in the next paragraph, directors are entitled to be indemnified against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding. Directors are also entitled to have the Company advance any such expenses prior to final disposition of the proceeding, upon delivery of a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.

Under the Bylaws, indemnification will be disallowed if it is established that the director appropriated, in violation of his duties, any business opportunity of the Company, engaged in acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law approved dividends or other distributions in violation of the Act, or engaged in any transaction in which the director derived an improper personal benefit. In addition to the Bylaws of the Company, the Act requires that a corporation indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding. The Act also provides that upon application of a director a court may order indemnification if it determines that the director is entitled to such indemnification under the applicable standard of the Act.

The Board of Directors of the Company also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The Board of Directors has extended or intends to extend indemnification rights to all of its executive officers.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the Articles of Incorporation or Bylaws, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as exhibits to this Registration Statement:
     4.1          Provisions in the Company's Articles of Incorporation and Bylaws defining the rights of holders of the Company's Common Stock (incorporated by reference to Exhibit 4.1 to the Company's
                  Registration Statement No. 33-94288 on Form S-1).

     4.2          Form of Certificate of Common Stock (incorporated by reference to Exhibit 4.2 to the Company's
                  Registration Statement No. 33-94288 on Form S-1).

     5            Opinion of Watkins Ludlam Winter & Stennis, P.A.

     10.1         Amended and restated employment agreement dated November 20, 1995, by and between David
                  E. Johnson and the Company (incorporated by reference to Exhibit 10.7 of the Company's Form
                  10-KSB for the fiscal  year ended December 31, 1995, File No. 33-94288).

     10.2         Employment Agreement dated June 10, 1998 by and between the Company and The First National
                  Bank of the Pine Belt and William M. Renovich, Jr. (incorporated by reference to Exhibit 10.1 to the Company's  Current Report on Form 8-K filed June 25, 1998).

     10.3         Bank Development Agreement dated June 19, 1998 by and among the Company and the organizers of The First National Bank of the Pine Belt (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 25, 1998).

     10.4         First Bancshares, Inc. 1997 Stock Option Plan as of March 18, 1997 (incorporated by reference to
                  Exhibit 10.7 of the Company's Form 10-KSB for the fiscal year ended December 31, 1996, File
                  No. 33-94288).

     10.5         Agreement to Repurchase Stock by and among The First Bancshares, Inc., Nick Welch and David
                  Johnson.

     13.1         2001 Annual Report to Shareholders.

     13.2         Quarterly Report on Form 10-QSB for the nine months ended September 30, 2002.

     23.1         Consent of T.E. Lott & Company, independent public accountants.

     23.2         Consent of Watkins Ludlam Winter & Stennis, P.A. is contained in their opinion filed as Exhibit 5 to this Registration Statement.

     24           Power of Attorney of The First Bancshares, Inc. (included on signature page).

     99           Subscription Agreement.

ITEM 17. UNDERTAKINGS.

(1)  The Registrant hereby undertakes that it will:

         (a) file, during any period in which it offers or sells securities, a post-effective amendment to this Registration
Statement to: (i) include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the
"Act"); (ii) reflect in the prospectus any facts or events arising after the effective date of the Registration Statement
(or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the Registration Statement; and (iii) include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (b) for the purpose of determining liability under the Act, treat each post-effective amendment as a new
Registration Statement relating to the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (c) file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(2) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of
1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act
of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned Registrant hereby undertakes to deliver or to cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given (i) the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to or meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and (ii) the latest quarterly report that is incorporated by reference in the prospectus to provide such interim financial information.

(4) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the
Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the
Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hattiesburg and State of Mississippi on January __, 2003.

                                            THE FIRST BANCSHARES, INC.

                                            By:    /s/ David E. Johnson
                                                --------------------------------------------
                                                     David E. Johnson
                                                     Chairman & CEO

Each of the directors of the Registrant and each other person whose signature appears below, by his execution hereof, authorizes David E. Johnson to act as his attorney-in-fact to sign, in his behalf individually and in each capacity stated below, and file all amendments and post-effective amendments to, the Registration Statement, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and such other applicable governmental/regulatory agencies, hereby ratifying and confirming all that David E. Johnson or his substitute or substitutes, may do or cause to be done by virtue hereof, and the Registrant hereby confers like authority to sign and file on its behalf.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                                      TITLE                                DATE
/s/ David E. Johnson
------------------------------------        Director,                                January 30
David E. Johnson                            Principal Executive Officer             ----------------------, 2003

/s/ J. Douglas Seidenburg
------------------------------------        Director                                 January 30
J. Douglas Seidenburg                                                               ----------------------, 2003

/s/ Trent A. Mulloy
------------------------------------        Director                                  January 31
Trent A. Mulloy                                                                     ----------------------, 2003

------------------------------------        Director
John J. McGraw                                                                      ----------------------, 2003

/s/ A. L. Smith
------------------------------------        Director                                  January 31
A.L. Smith                                                                          ----------------------, 2003

------------------------------------        Director
David W. Bomboy, M.D.                                                               ----------------------, 2003

------------------------------------        Director
Ted E. Parker                                                                       ----------------------, 2003

/s/ Andrew D. Stetelman
------------------------------------        Director                                  January 30
Andrew D. Stetelman                                                                 ----------------------, 2003

/s/ Dawn T. Parker
------------------------------------        Director                                  January 30
Dawn T. Parker                                                                      ----------------------, 2003

------------------------------------        Director
Dennis L. Pierce                                                                    ----------------------, 2003

/s/ E. Ricky Gibson
------------------------------------        Director                                  January 31
E. Ricky Gibson                                                                     ----------------------, 2003

------------------------------------        Director
Fred A. McMurry                                                                     ----------------------, 2003

/s/ M. Ray Cole
------------------------------------        Director                                  January 30
M. Ray Cole                                                                         ----------------------, 2003

/s/ Perry E. Parker
------------------------------------        Director                                  January 30
Perry E. Parker                                                                     ----------------------, 2003

/s/ Davod O. Thoms, Jr.
------------------------------------        Principal Financial                       January 30
David O. Thoms, Jr.                         and Accounting Officer                  ----------------------, 2003

EXHBIT 5

January 31, 2003

Board of Directors
The First Bancshares, Inc.
6480 U.S. Hwy. 98 West
Hattiesburg, MS 39402

Gentlemen:

We have acted as counsel for The First Bancshares, Inc., a Mississippi corporation (the "Company") in connection with the filing of its Registration Statement on Form S-2 (the "Registration Statement") for the registration of
45,000 shares of Common Stock, par value $1.00 per share, of the Company under the Securities Act of
1933.

We have examined the Articles of Incorporation and the amendments thereto, Bylaws, Corporate Minutes and other corporate records and proceedings of the Company relating to its organization and present corporate status and such other corporate records and documents as we have deemed relevant for purposes of this opinion.

Based on the foregoing, it is our opinion that the shares of Common Stock, par value $1.00 per share, of the
Company when issued and sold as described in the Registration Statement will be legally issued, fully paid and non-
assessable shares of Common Stock of the Company.

This opinion is limited to the laws of the State of Mississippi and the federal laws of the United States of America.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption "Legal Matters" in the Prospectus contained in the Registration Statement.

Very truly yours,

/s/ Watkins Ludlam Winter & Stennis, P.A.

WATKINS LUDLAM WINTER & STENNIS, P.A.

Exhibit 10.5

                                        AGREEMENT TO REPURCHASE COMMON STOCK

         This Agreement to Repurchase  Common Stock (herein referred to as "Agreement")  entered into effective the
27th day of January,  2003 among The First Bancshares,  Inc., a Mississippi  corporation (referred to herein as the
"Company"),  and Nick Welch and David  Johnson  (also  referred to herein  individually  by their  surnames or as a
"Selling Stockholder" and collectively as "Selling Stockholders").

                                                      RECITALS

         WHEREAS, the Selling Stockholders are the owners of Common Stock of the Company as follows:

                                                                         Number of
                  Stockholders                                             Shares
                  ------------                                          -----------
                  Nick Welch                                              92,716
                  David Johnson                                           22,191

         WHEREAS,  the  Company  desires  to redeem  shares of common  stock of the  Company  owned by the  Selling
Stockholders on the terms and conditions hereinafter set forth as follows:

         WHEREAS,  the Selling  Stockholders  are willing that their shares be redeemed on the terms and conditions hereinafter set forth;

         In  consideration  of above recitals and of the mutual  covenants and  agreements  herein  contained,  the parties mutually agree as follows:

1.       Public  Offering.  The Company  intends to file a  registration  statement on Form S-2 (the  "Registration
Statement")  with the Securities and Exchange  Commission for the sale of 45,000 shares of Common Stock in a public offering (the "Public  Offering").  The Company shall have no  obligation  to the Selling  Stockholders  to conduct the Public Offering, and may abandon or change the terms of the Public Offering in its sole discretion.

2.       Number of Shares  to be  Redeemed.  The  Company  shall  redeem  an  aggregate  number of shares  from the
Selling  Stockholders  equal to the number of shares sold in the Public  Offering.  Of the total shares  purchased,
88.89% shall be  purchased  from Welch and 11.11% shall be purchased  from  Johnson,  rounded to the nearest  whole share.

3.       Redemption  Price. The redemption  price shall be $17.50 per share,  net of the  reimbursement of expenses of the Public Offering as set forth in paragraph 8 hereof.

4.       Closing.  The  closing of the  transactions  contemplated  hereby  shall take place at the  offices of the
Company on a date set by the Company  within 30 days of the  termination  of the Public  Offering (the "Closing" or
"Closing Date").

5.       Surrender  of  Certificates.  At  the  Closing,  each  Stockholder  shall  surrender  to the  Company  the certificates  representing all of the Selling  Stockholder's  shares of Stock, which  certificate(s)  shall be duly endorsed on the reverse side thereof by the Stockholder in favor of the Company.

6.       Representations  and  Warranties  of the  Company.  The  Company  represents  and  warrants to each of the
Shareholders as follows:

(1)      Corporate  Authority.  The execution of this Agreement has been duly  authorized by the Company's board of directors.

(2)      No  Conflict.  The  execution  and  delivery of this  Agreement  by the Company  and  consummation  by the
         Company of the  transaction  provided for herein and the  fulfillment  of the terms hereof by the
         Company  do not and  will  not  result  in a  breach  of any of the  terms  or  provisions  of or constitute  a default  under any  agreement or  instrument  to which the Company is a party or by which the Company is bound or to the best of the Company's  knowledge,  any  judgment,  decree or order of any court or  governmental  body or any law, rule or regulation,  except those for which consents have been obtained.

7.       Representations and Warranties of Selling  Stockholders.  Each Selling Stockholder  represents that he has the right, power and authority to transfer all of his shares of Stock to the Company pursuant to this Agreement.

8.       Costs. At the Closing,  the Selling  Stockholders  shall reimburse the Company for the costs of the Public
Offering  up to a maximum of  $11,000.  Welch  shall be  responsible  for 88.89% of the  reimbursement  and Johnson shall be  responsible  for 11.11% of the  reimbursement.  Such  reimbursement  shall be deducted  from the purchase price at  Closing.  If for any  reason the  Company  withdraws  the  Public  Offering  from  registration  with the
Securities  and Exchange  Commission  prior to  completion,  50% of the expenses  incurred in  connection  with the
Public Offering  through the date of withdrawal shall be paid by the Selling  Stockholders  (pro rated as set forth above),  and 50% shall be paid by the Company.  Otherwise,  each party shall bear and pay their  respective  taxes, costs and obligations in connection with this Agreement.

9.       Interpretation of Agreement.

(1)      This  Agreement  supersedes  any prior  agreements  or  understandings  between  the  parties  hereto with respect to the subject  matter  hereof and  constitutes  the final and complete  agreement of the parties with respect to its subject matter.

(2)      This Agreement  shall enure to the benefit of and be binding upon the parties hereto and their  respective successors and assigns.

(3)      This Agreement shall be governed by and construed under the laws of the State of Mississippi.

(4)      No change or  modification  of this  Agreement  shall be valid  unless such change or  modification  is in writing  and signed by all of the parties to this  Agreement.  No waiver by a party of any rights under this Agreement  shall be invalid unless signed in writing by the parties  against whom such waiver is sought to be enforced,  and shall in no event,  unless  specifically  provided therein, act as a waiver of any future rights.

(5)      All the language and all parts of this Agreement  shall in all cases be construed as a whole  according to its fair meaning, strictly neither for nor against any party hereto.

(6)      This  Agreement  may be executed in one or more  counterparts,  each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

(7)      The  invalidity,  illegality or  enforceability  of any particular  provision of this Agreement  shall not affect the other  provisions,  and this  Agreement  shall be construed in all respects as if such invalid illegal or unenforceable provision had been omitted.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

                                                     COMPANY:

                                                     The First Bancshares, Inc.

                                                     By: /s/ David Johnson
                                                        -----------------------------------------------------------
                                                         David Johnson

                                                     SELLING STOCKHOLDERS:

                                                       /s/ Nick Welch
                                                     --------------------------------------------------------------
                                                     Nick Welch

                                                       /s/ David Johnson
                                                     --------------------------------------------------------------
                                                     David Johnson

EXHIBIT 13.1

                                         THE FIRST BANCSHARES, INC.
                                             2001 ANNUAL REPORT

SHAREHOLDER INFORMATION

ANNUAL MEETING

         The Annual Meeting of Shareholders will be held at 5:00 p.m., Tuesday, April 23, 2002, at the principal offices of The First National Bank of South Ms, 6480 U.S. Highway 98 West, Hattiesburg, MS 39402. All shareholders are invited.

STOCK TRANSFER AGENT                              INDEPENDENT AUDITOR

Registrar and Transfer Company                    T.E. Lott & Company
10 Commerce Blvd.                                 A Professional Association
Cranford, NJ  07016                               Certified Public Accountants
1-800-368-5948                                    Columbus, Mississippi

FORM 10-KSB

         Copies of the Form 10-KSB Annual Report to the Securities and Exchange Commission, including financial statements and financial statement schedules, are available without charge upon request to:

                         The First Bancshares, Inc.
                         6480 U.S. Highway 98 West (39402)
                         Post Office Box 15549
                         Hattiesburg, Mississippi  39404-5549

         The Form 10-KSB Annual Report to the Securities and Exchange Commission, including financial statements and financial statement schedules, serves as the alternative annual disclosure statement pursuant to 12 CFRss.350.5.

STOCK INFORMATION

         The Company's articles of incorporation authorize it to issue up to 10,000,000 shares of Common Stock. As of March 4, 2002, the Company had 1,165,165 shares outstanding, held by shareholders of record.

         The Common Stock of the Company is not traded on any exchange and there is no public trading market for its common stock. Trading of the Common Stock has been limited and sporadic. The Company issued 721,848 shares of its currently issued and outstanding Common Stock in its initial public offering, which closed on August 27, 1996. The price per share in the initial public offering was $10.00.

The Company issued an additional 428,843 shares of its common stock in its public offering in connection with the formation of the Laurel Bank, which closed on December 31, 1998. The price per share in this offering was $15.00.

         The Company is not aware of all prices at which the Common Stock has been traded since the initial offering. Based on information available to the Company from a limited number of sellers and purchasers of Common Stock, the Company is aware of several transactions between August 27, 1996 and December 31, 1996, all of which were at $10.00 per share, and the Company believes transactions in the Common Stock ranged from $10.00 to $12.00 during 1997, from $12.00 to $17.50 during 1998, from $15.00 to $17.50 during 1999, from $15.00 to $18.00 during 2000, and from $16.00 to $17.25 during 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         The Company was incorporated on June 23, 1995 and serves as a financial holding company for The First National Bank of South Mississippi ("The First"), located in Hattiesburg, Mississippi and the First National Bank of the Pine Belt (Pine Belt), located in Laurel, Mississippi. The First began operations on August 5, 1996 from its main office in the Oak Grove community, which is on the outskirts of Hattiesburg. The First also operates two branches in Hattiesburg and one in Purvis, Mississippi. Pine Belt began banking operations on January 19, 1999. Pine Belt has one office located in Laurel, Mississippi. The Company and its subsidiary banks engage in a general commercial and retail banking business characterized by personalized service and local decision-making, emphasizing the banking needs of small - to medium-sized businesses, professional concerns, and individuals. The First and Pine Belt are wholly-owned subsidiary banks of the Company.

         The Company's primary source of revenue is interest income and fees, which it earns by lending and investing the funds which are held on deposit. Because loans generally earn higher rates of interest than investments, the Company seeks to employ as much of its deposit funds as possible in the form of loans to individuals, businesses, and other organizations. To ensure sufficient liquidity, the Company also maintains a portion of its deposits in cash, government securities, deposits with other financial institutions, and overnight loans of excess reserves (known as "Federal Funds sold") to correspondent banks. The revenue which the Company earns (prior to deducting its overhead expenses) is essentially a function of the amount of the Company's loans and deposits, as well as the profit margin ("interest spread") and fee income which can be generated on these amounts.

         The Company grew from approximately $117.6 million in total assets, $83.6 million in loans, $96.8 million in deposits, and $13.2 million in shareholders' equity at December 31, 2000 to approximately $135.6 million in total assets, $94.3 million in loans, $113.2 million in deposits, and $14.0 million in shareholders' equity at December 31, 2001. The Company enjoyed its first quarterly profit in the third quarter of 1997 and reported a net profit for the year 1998. For the year ended 1999, the Company reported a net loss of $173,000. Included in this loss was a loss of $513,000 reported by Pine Belt for the period beginning January 19, 1999 (opening date) and ended December 31, 1999. The First reported net income of $609,000 and $403,000 for the years ended December 31, 2001, and 2000, respectively. For the years ended December 31, 2001, and 2000, the Company reported consolidated net income of $672,000 and $565,000, respectively. Pine Belt reported net income of $92,000, and $168,000 for the years ended December 31, 2001, and 2000, respectively. Comparisons of the Company’s results for all of the periods presented should be made with an understanding of the Company’s short history. The following discussion should be read in conjunction with the “Selected Consolidated Financial Data” and the Company’s Financial Statements and the Notes thereto and the other financial data included elsewhere.

         The following table demonstrates the Company's growth during each calendar year.

                                            SELECTED CONSOLIDATED FINANCIAL HIGHLIGHTS
                                           (Dollars In Thousands, Except Per Share Data)

                                                              December 31,
                               --------------------------------------------------------------------------
                                   2001           2000           1999(1)          1998            1997
                               ------------   ------------   -------------    -----------     -----------
Earnings:
    Net interest income      $      4,967   $      4,083   $       2,929    $     1,617     $       881
    Provision for loan
       losses                         342            325             408            170             156
    Noninterest income              1,074            675             396            215             216
    Noninterest expense             4,781          3,874           3,212          1,595           1,203
    Net income (loss)                 672            565            (173)            67            (262)

Per Share Data:
    Basic net income
       per share                     $.58            $.49         $(.15)            $.09          $(.36)
    Diluted net income
       per share                      .57             .48          (.15)             .09           (.36)

Selected Year End
    Balances:
       Total assets          $    135,621   $    117,582   $      91,356    $    49,912     $    27,527
       Securities                  22,946         19,390          14,481          7,486           4,303
       Loans,
        net of allowance           93,231         82,583          60,887         32,059          17,294
       Deposits                   113,237         96,845          73,514         35,667          21,058
       Stockholders'
          equity                   13,990         13,181          12,473          6,422           6,368

(1) Includes the first period of operations of Pine Belt.

Results of Operations

         The following is a summary of the results of operations by the subsidiary banks for the years ended December 31, 2001 and 2000.

         Results of operations by subsidiary bank:
                                                                   (In thousands)

                                                     The First                       Pine Belt
                                            ----------------------------    ---------------------------
                                                 2001           2000            2001            2000
                                            ------------   -------------    -----------     -----------

    Interest income                         $      6,560   $       5,882    $     3,179     $    2,792
    Interest expense                               3,042           3,115          1,782           1,582
                                            ------------   -------------    -----------     -----------
       Net interest income                         3,518           2,767          1,397           1,210
    Provision for loan losses                        173             169            169             156
                                            ------------   -------------    -----------     -----------
       Net interest income after
         provision for loan losses                 3,345           2,598          1,228           1,054
                                            ------------   -------------    -----------     -----------

    Other income                                     886             597            295             143
    Other expense                                  3,299           2,706          1,491           1,117
    Income tax expense (benefit)                     323              86            (60)            (88)
                                            ------------   -------------    -----------     -----------

       Net income                           $        609   $         403    $        92     $       168
                                            ============   =============    ===========     ===========

The following reconciles the above table to the amounts reflected in the consolidated financial statements of the Company at December 31, 2001 and 2000:

                                                                                2001            2000
                                                                            -----------     -----------
    Net interest income:
       Combined net interest income of subsidiary banks                     $     4,915     $     3,977
       Intercompany eliminations                                                     52             106
                                                                            -----------     -----------

                                                                            $     4,967     $     4,083
                                                                            ===========     ===========
    Net income:
       Combined net income (loss) of subsidiary banks                               701     $       571
       Net income (loss) of the Company, excluding
          intercompany accounts                                                     (29)             (6)
                                                                            -----------     -----------

                                                                            $       672     $       565
                                                                            ===========     ===========

Consolidated Net Income

         The Company reported consolidated net income of $672,000 for the year ended December 31, 2001, compared to a consolidated net income of $565,000 for the year ended December 31 2000. This was the result of an increase in interest income due to the continued growth of earning assets and an increase in other income as service charges on deposit accounts increased due to growth in deposits. The increases in income were partially offset by an increase in noninterest expense of $907,000 which was the result of anticipated staff additions and other operating costs related to the growth of the subsidiary banks.

Consolidated Net Interest Income

         The largest component of net income for the Company is net interest income, which is the difference between the income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the rates earned on the Company's interest- earning assets and the rates paid on its interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities.

         Consolidated net interest income was $4,967,000 for the year ended December 31, 2001, as compared to $4,083,000 for the year ended December 31, 2000. This increase was the direct result of an increase in average earnings assets for the year 2001 to $118,003,000 compared to $96,471,000 for the year 2000. This increase in earning assets was funded by an increase in deposits. Deposits at December 31, 2001, totaled $113,238,000 compared to $96,845,000 at December 31, 2000. Average interest- bearing liabilities for the year 2001 was $104,449,000 compared to $84,015,000 for the year 2000. At December 31, 2001, the net interest spread, the difference between the yield on earning assets and the rates paid on interest-bearing liabilities, was 3.67% compared to 3.64% at December 31, 2000. The net interest margin (which is net interest income divided by average earning assets) was 4.27% for the year 2001, compared to 4.28% for the year 2000. Rates paid on average interest-bearing liabilities decreased from 5.46% for the year 2000 to 4.75% for the year 2001. Interest earned on assets and interest accrued on liabilities are significantly influenced by market factors, specifically interest rates as set by Federal agencies. Interest rates, as set by the Federal Reserve Bank, reflected decreases throughout the year 2001. Average loans comprised 76.1% of average earning assets for the year 2001 compared to 79.8% for the year 2000.

         Average Balances, Income and Expenses, and Rates. The following tables depict, for the periods indicated, certain information related to the average balance sheet and average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages.

                                   Average Balances, Income and Expenses, and Rates

                                                                      Years Ended December 31,
                                            2001                             2000                         1999
                                -----------------------------     ---------------------------  -----------------------------
                                Average     Income/    Yield/     Average    Income/   Yield/  Average     Income/    Yield/
                                Balance     Expense     Rate      Balance    Expense    Rate   Balance     Expenses     Rate
                                -------     -------    ------     -------    -------    ----   --------    --------     ----
                                                                       (Dollars in thousands)

Assets
Earning Assets
   Loans (1) (2) .............$ 89,762      $8,535      9.51%    $76,964     $7,491     9.73%   $ 47,808    $4,531    9.48%
   Securities.................. 21,071       1,104      5.24%     15,366        965     6.28%     11,801       683    5.79%
 Federal funds sold              6,231         258      4.14%      3,765        197     5.23%      3,531       179    5.07%
 Other                             939          40      4.25%        376         22     5.85%       706         37    5.24%
                              --------      ------      -----     ------     ------    ------    -------    ------   ------
      Total earning assets.....118,003       9,937      8.42%     96,471      8,675     8.99%     63,846     5,430    8.50%
                              --------      ------      -----     ------     ------    ------    -------    ------   ------

   Cash and due from banks...    3,503                             3,760                           2,927
   Premises and equipment....    7,224                             5,688                           3,527
   Other assets..............    1,999                             1,249                           1,594
   Allowance for loan losses.    (991)                             (884)                           (398)
                              --------                         ---------                        --------
   Total assets.............  $129,738                          $106,284                        $ 71,496
                              ========                         =========                        ========

Liabilities
  Interest-bearing
     liabilities........      $104,449       4,970     4.75%     $84,015      4,592     5.46%   $ 54,421     2,501    4.60%
                                             -----                           ------                         ------
   Demand deposits (1)......    11,348                             9,181                           5,898
   Other liabilities........       398                               478                             262
   Shareholders' equity.....    13,543                            12,610                          10,915
                             ---------                          --------                        --------
     Total liabilities
     and shareholders'
     equity                   $129,738                          $106,284                        $ 71,496
                             =========                          ========                        ========

   Net interest spread.......                          3.67%                            3.64%                         3.90%
   Net interest income/
     margin................                 $4,967     4.27%                 $4,083     4.28%               $2,929    4.59%
                                            ======                           ======                         ======

--------------------
(1)   All loans and deposits were made to borrowers in the United States.  The Company had no significant nonaccrual loans during the periods presented.  Loans include held for sale loans.
(2)  Includes loan fees of $883, $557, and $443, respectively.
(3)  Amounts for the year 2000 and 1999 were reclassified to conform with 2001.
Analysis of Changes in Net Interest Income. The following table presents the consolidated dollar amount of changes in interest income and interest expense attributable to changes in volume and to changes in rate. The combined effect in both volume and rate which cannot be separately identified has been allocated proportionately to the change due to volume and due to rate.
                           Analysis of Changes in Consolidated Net Interest Income

                                                           Year Ended December 31,                  Year Ended December 31,
                                                               2001 versus 2000                         2000 versus 1999
                                                          Increase (decrease) due to               Increase (decrease) due to
                                                          --------------------------               --------------------------
                                                          Volume     Rate        Net               Volume      Rate       Net
                                                          ------     ----        ---               ------      ----       ---
                                                                                (Dollars in thousands)

Earning Assets
Loans   ............................................     $1,245      (201)    $1,044                $1,736  $ 1,224       $2,960
Securities...................................               358      (219)       139                    85      197          282
Federal funds sold and securities purchased under           102       (41)        61                     1       17           18
agreements to resell.........................
Other short-term investments.................                33       (15)        18                   (7)      (8)         (15)
                                                         ------     ------    ------                ------   ------       -------
.........................Total interest income             1,738      (476)     1,262                 1,815    1,430        3,245
                                                         ------     ------    ------                ------   ------       -------

Interest-Bearing Liabilities
Interest-bearing transaction accounts...............        287      (260)        27                   152       49          201
Money market accounts........................                32      (159)     (127)                  (33)      285          252
Savings deposits.............................                13       (14)       (1)                     3        5            8
Time deposits................................               698      (202)       496                   543      824        1,367
Borrowed funds...............................                21       (38)      (17)                    93      170          263
                                                         ------     ------    ------                ------   ------       -------
........................Total interest expense             1,051      (673)       378                   758     1,33         2,091
                                                         ------     ------    ------                ------   ------       -------

Net interest income..........................            $  687    $  197      $ 884               $ 1,057  $    97        $1,154
                                                         ------     ------    ------                ------   ------       -------
                                                         ------     ------    ------                ------   ------       -------

         Interest Sensitivity. The Company monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on its net interest income. A monitoring technique employed by the Company is the measurement of the Company's interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. The Company also performs asset/liability modeling to assess the impact varying interest rates and balance sheet mix assumptions will have on net interest income. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. The Company evaluates interest sensitivity risk and then formulates guidelines regarding asset generation and repricing, funding sources and pricing, and off-balance sheet commitments in order to decrease interest rate sensitivity risk.

         The following tables illustrate the Company's consolidated interest rate sensitivity and consolidated cumulative gap position at December 31, 1999, 2000, and 2001.

                                                                            December 31, 1999
                                                ------------------------------------------------------------------------------
                                                                   After Three
                                                      Within         Through        Within      Greater Than
                                                       Three         Twelve          One        One Year or
                                                      Months         Months          Year       Nonsensitive       Total
                                                      ------         ------          ----       ------------       -----
                                                                             (Dollars in thousands)

Assets
    Earnings Assets:
       Loans....................................    $  16,050         $10,503     $   26,553     $   35,073     $   61,626
       Securities (2)...........................        2,402           1,014          3,416         11,065         14,481
       Funds sold and other.....................        6,674               -          6,674              -          6,674
                                                    ---------         -------     ----------     ----------     ----------
           Total earning assets.................       25,126          11,517         36,643         46,138         82,781
                                                    ---------         -------     ----------     ----------     ----------

Liabilities
    Interest-bearing liabilities:
    Interest-bearing deposits:
      NOW accounts (1).........................     $     -        $    7,743     $    7,743     $      -       $    7,743
      Money market accounts....................        14,370             -           14,370            -           14,370
      Savings deposits (1) ....................           -               668            668            -              668
      Time deposits............................        10,918          20,777         31,695         10,952         42,647
                                                    ---------         -------     ----------     ----------     ----------
          Total interest-bearing deposits......        25,288          29,188         54,476         10,952         65,428
   Borrowed funds..............................         1,000             404          1,404          3,586          4,990
                                                    ---------         -------     ----------     ----------     ----------
   Total interest-bearing liabilities..........        26,288          29,592         55,880         14,538         70,418
                                                    ---------         -------     ----------     ----------     ----------
   Interest-sensitivity gap per period.........     $  (1,162)     $  (18,075)    $  (19,237)    $   31,600     $   12,363
                                                    ---------         -------     ----------     ----------     ----------
                                                    ---------         -------     ----------     ----------     ----------
   Cumulative gap at December 31, 1999.........     $  (1,162)     $  (19,237)    $  (19,237)    $   12,363     $   12,363
                                                    ---------         -------     ----------     ----------     ----------
                                                    ---------         -------     ----------     ----------     ----------
   Ratio of cumulative gap to total                    (1.40%)        (23.24%)       (23.24%)       14.93%
      earning assets at  December 31, 1999.....

                                                                            December 31, 1999
                                                ------------------------------------------------------------------------------
                                                                   After Three
                                                      Within         Through        Within      Greater Than
                                                       Three         Twelve          One        One Year or
                                                      Months         Months          Year       Nonsensitive       Total
                                                      ------         ------          ----       ------------       -----
                                                                             (Dollars in thousands)

Assets
    Earnings Assets:
       Loans..................................      $  18,454        16,379     $   34,833     $   48,728     $   83,561
       Securities (2).........................          9,080         1,675         10,755          8,636         19,391
       Funds sold and other...................          4,086            -           4,086             -           4,086
                                                        -----            -           -----             -           -----
           Total earning assets...............         31,620        18,054         49,674         57,364        107,038
                                                       ------        ------         ------         ------        -------

Liabilities
    Interest-bearing liabilities:
    Interest-bearing deposits:
       NOW accounts (1).......................      $      -     $   13,904     $   13,904     $      -       $   13,904
       Money market accounts..................         12,396           -           12,396            -           12,396
       Savings deposits (1) ..................            -             902            902            -              902
       Time deposits..........................         12,778        31,152         43,930         15,581         59,511
                                                       ------        ------         ------         ------         ------
          Total interest-bearing deposits.....         25,174        45,958         71,132         15,581         86,713
    Borrowed funds............................             -          4,092          4,092          2,768          6,860
                                                           -         ------          -----          -----          -----
    Total interest-bearing liabilities........         25,174        50,050         75,224         18,349         93,573
                                                       ------        ------         ------         ------         ------
    Interest-sensitivity gap per period.......      $   6,446       (31,996)    $  (25,550)    $   39,015     $   13,465
                                                    =========       =======         =======        =======        ======
    Cumulative gap at December 31, 2000.......      $   6,446       (25,550)    $  (25,550)    $   13,465     $   13,465
                                                    =========       =======         =======        =======        ======
                                                        6.02%       (23.87%)       (23.87%)         12.57%
    Ratio of cumulative gap to total earning
       assets at December 31, 2000 ...........

                                                                            December 31, 1999
                                                ------------------------------------------------------------------------------
                                                                   After Three
                                                      Within         Through        Within      Greater Than
                                                       Three         Twelve          One        One Year or
                                                      Months         Months          Year       Nonsensitive       Total
                                                      ------         ------          ----       ------------       -----
                                                                             (Dollars in thousands)

Assets
    Earnings Assets:
       Loans................................       $  41,454        19,169      $   60,223     $   34,068     $   94,291
       Securities (2).......................           8,504           432           8,936         14,010         22,946
       Funds sold...........................           3,896            -            3,896             -           3,896
                                                       -----            -            -----             -           -----
           Total earning assets.............          53,454        19,601          73,055         48,078        121,133
                                                      ------        ------          ------         ------        -------

Liabilities
    Interest-bearing liabilities:
    Interest-bearing deposits:
       NOW accounts (1).....................       $      -     $   15,653      $   15,653     $      -       $   15,653
       Money market accounts................          17,918           -            17,918            -           17,918
       Savings deposits (1) ................              -          1,782           1,782            -            1,782
       Time deposits........................          18,324        28,823          47,147         15,484         62,631
                                                      ------        ------          ------         ------         ------
          Total interest-bearing deposits...          36,242        46,258          82,500         15,484         97,984
    Borrowed funds..........................           1,143           528           1,671          6,161          7,832
                                                      ------        ------          ------         ------         ------
    Total interest-bearing liabilities......          37,385        46,786          84,171         21,645        105,816
                                                      ------        ------          ------         ------         ------
    Interest-sensitivity gap per period.....       $  16,469       (27,185)     $  (11,116)    $   26,433     $   15,317
                                                      ======        ======         =======         ======         ======
    Cumulative gap at December 31, 2001.....       $  16,469       (11,116)     $  (11,116)    $   15,317     $   15,317
                                                      ======        ======         =======         ======         ======
    Ratio of cumulative gap to total                  13.27%        (9.18%)         (9.18%)         12.64%
       earning assets at December 31, 2001..
--------------

(1) NOW and savings accounts are subject to immediate withdrawal and repricing.  These deposits do not tend to immediately react to changes in interest rates and the Company believes these deposits are a stable and predictable funding source.  Therefore, these deposits are included in the repricing period that management believes most closely matches the periods in which they are likely to reprice rather than the period in which the funds can be withdrawn contractually.
(2) Securities include mortgage backed and other installment paying obligations based upon stated
      maturity dates.

         The Company generally would benefit from increasing market rates of interest when it has an asset-sensitive gap and generally from decreasing market rates of interest when it is liability sensitive. The Company currently is liability sensitive within the one-year time frame. However, the Company's gap analysis is not a precise indicator of its interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but those rates are viewed by management as significantly less interest-sensitive than market-based rates such as those paid on non-core deposits. Accordingly, management believes a liability sensitive-position within one year would not be as indicative of the Company's true interest sensitivity as it would be for an organization which depends to a greater extent on purchased funds to support earning assets. Net interest income is also affected by other significant factors, including changes in the volume and mix of earning assets and interest-bearing liabilities.

Provision and Allowance for Loan Losses

         The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem loans. Management's judgment as to the adequacy of the allowance is based upon a number of assumptions about future events which it believes to be reasonable, but which may not prove to be accurate, particularly given the Company's short operating history and rapid growth. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan loss allowance will not be required.

         Additions to the allowance for loan losses, which are reported as the provision for loan losses on the Company's consolidated statement of operations, are made periodically to maintain the allowance at an appropriate level based on management's analysis of the potential risk in the loan portfolio. The allowance consists of two components: allocated and unallocated. The allocated portion of the allowance is based upon specific allocations to specific loans, including impaired loans, and upon historical loan loss experience based upon peer group ratios. Because the subsidiary banks were recently formed and have not yet established a reliable loss experience, management has elected to use the loss experience of the banks' peer groups in determining an appropriate allowance based upon internal loan grades.

         The unallocated component reflects management's estimate of the probable inherent but undetected losses within the portfolio due to uncertainties about economic conditions, changes in collateral values and borrower financial condition, as well as other risk factors that have not yet manifested themselves. The unallocated component is based upon the level of the allowance of the banks' peer groups.

         The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the allowance during a given period, and current and anticipated economic conditions.

         At December 31, 2001 the consolidated allowance for loan losses amounted to $1,060,000, or 1.12% of outstanding loans. At December 31, 2000 and 1999, the allowance for loan losses amounted to $978,000 and $740,000, respectively which was 1.18% and 1.20% of outstanding loans at December 31, 2000 and 1999. The Company's provision for loan losses was $342,000 for the year ended December 31, 2001, compared to $325,000 and $408,000 for the years ended December 31, 2000 and 1999, respectively. However, 1999 included $274,000 for Pine Belt which reflected management's efforts to maintain an adequate allowance on an unseasoned loan portfolio. In each case, the provision was made based on management's assessment of general loan loss risk and asset quality.

         A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis generally using the fair value of the collateral if the loan is collateral dependent. At December 31, 2001, and 2000, loans considered impaired were the same as nonaccrual loans as described in the following paragraph.

         The Company discontinues accrual of interest on loans when management believes, after considering economic and business conditions and collection efforts, that a borrower's financial condition is such that the collection of interest is doubtful. Generally, the Company will place a delinquent loan in nonaccrual status when the loan becomes 90 days or more past due. At the time a loan is placed in nonaccrual status, all interest which has been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain. The Company had nonaccrual loans of $175,000 and $58,000 and no restructured or other nonperforming loans at December 31, 2001, and 2000, respectively. At December 31, 2001 the Company had loans in the principal amount of $948,000 delinquent 30 to 89 days, and loans of approximately $288,000 that were delinquent 90 days or more. At December 31, 2000 the Company had loans in the principal amount of $644,000 delinquent by 30 to 89 days, and loans of approximately $90,000 that were delinquent by 90 days.

         A potential problem loan is one in which management has serious doubts about the borrower's future performance under the terms of the loan contract. These loans are current as to principal and interest and, accordingly, they are not included in nonperforming assets categories. The level of potential problem loans is one factor used in the determination of the adequacy of the allowance for loan losses. At December 31, 2001 and December 31, 2000, the subsidiary banks had potential problem loans of:

                                                                                  2001             2000
                                                                                  ----             ----

   The First                                                                  $  570,390        $ 242,362
   Pine Belt                                                                     399,073          739,608

                                   Consolidated Allowance For Loan Losses

                                                                              Years Ended December 31,
                                                         --------------------------------------------------------------------------

                                                             2001            2000            1999           1998         1997
                                                             ----            ----            ----           ----         ----
                                                                                  (Dollars in thousands)

Average loans outstanding                               $     89,762   $   76,964      $   47,808      $   24,359        $12,692
                                                              ======       ======          ======         =======        =======
Loans outstanding at period end.....................    $     94,291   $   83,561      $   61,626      $   32,406        $17,487
                                                              ======       ======          ======          ======        =======
Total nonperforming loans...........................             175           58              19              --             --
                                                              ======       ======      ==========          ======      =========
Beginning balance of allowance......................             978          740             347             194             37
Loans charged-off...................................           (277)         (161)            (25)           (16)            --
                                                              ------       ------      ----------          ------      ---------
Total loans charged-off.............................           (277)         (161)            (25)           (16)            --
                                                              ------       ------      ----------          ------      ---------
Total recoveries....................................              17           75              10              --            --
                                                              ------       ------      ----------          ------      ---------

Net loans charged-off...............................           (260)          (86)            (15)           (16)             --
Provision for loan losses...........................             342          324             408             169             157
                                                              ------       ------      ----------          ------       ---------
Balance at period end...............................    $      1,060   $      978      $      740      $      347       $     194
                                                              ======       ======      ==========          ======       =========

Net charge-offs to average loans....................            .30%         .11%            .03%            .06%             --
Allowance as percent of total loans.................           1.12%        1.18%           1.20%           1.07%           1.10%
Nonperforming loans as a percentage of total loans..            .19%         .07%            .03%              --             --
Allowance as a multiple of nonperforming loans......            6.1X        16.9X           38.9X              --             --

At December 31, 2001, the components of the allowance for loan losses consisted of the following:

                                                                       The            Pine
                                                                       First          Belt         Combined
                                                                       -----          ----         --------

Allocated:
    Impaired loans                                                  $   10         $     9         $    19
    Graded loans                                                        74              95             169

Unallocated                                                            602             270             872
                                                                       ---             ---             ---

                                                                    $  686         $   374         $ 1,060
                                                                       ===             ===           =====

Noninterest Income and Expense

         Noninterest Income. The Company's primary source of noninterest income is service charges on deposit accounts. Other sources of noninterest income include bankcard fees, commissions on check sales, safe deposit box rent, wire transfer fees, and official check fees.

         Noninterest income increased by $399,000 or 60% from $675,000 for the year ended December 31, 2000, to $1,074,000 for the year ended December 31, 2001. Included in this increase was an increase in activity fees related to deposits which was due to the growth of deposits. These activity fees were $808,000 for 2001 compared to $487,000 for 2000. Other service charges and fees totaled $233,000 for the year ended December 31, 2001, compared to $167,000 for the year ended December 31, 2000. This increase was also attributable to the growth in deposits and activities of the two banks.

         Noninterest expense increased from $3.9 million for the year ended December 31, 2000 to $4.8 million for the year ended December 31, 2001. The Company experienced increases in most expense categories, which reflects the continued growth of the Company. The largest increase was in salary and employee benefits, which increased by $474,000 in 2001 as compared to 2000. This increase included normal merit increases in salaries as well as the employment of additional employees throughout 2000. Occupancy and equipment expense increased from $690,000 in 2000 to $885,000 in 2001. This increase resulted primarily from costs related to the construction of and opening of Pine Belt's new main office building in September, 2000, and to the leasing of an operations center in Hattiesburg, and to additional equipment acquisitions and expenses due to the continued growth incurred. In 1999, the Company had $215,000 in organization and preopening costs associated with the formation and opening of Pine Belt.

         Other expenses, including data processing and supplies, increased primarily as a result of the continued growth of the Company and the resulting increased lending and deposit activities. In light of the intense competition in the financial services market in recent years, management emphasizes expense management and will continue to evaluate and monitor growth in discretionary expense categories in an attempt to control future increases.

         The following table sets forth the primary components of noninterest expense for the periods indicated:

Noninterest Expense

                                                                                           Years ended December 31,
                                                                                      --------------------------------------
                                                                                         2001          2000            1999
                                                                                         ----          ----            ----
                                                                                                (In thousands)

Salaries and employee benefits..................................................        $2,522        $2,048           $1,653
Occupancy.......................................................................           388           314              224
Equipment.......................................................................           468           376              297
Marketing and public relations..................................................           152           119               81
Data processing.................................................................           121            90               53
Supplies and printing...........................................................           147           115              136
Telephone.......................................................................           102            82               71
Correspondent services..........................................................            62            45               43
Deposit and other insurance.....................................................            93            83               79
Professional and consulting fees................................................           139            97               58
Postage.........................................................................            70            49               38
ATM fees........................................................................            53            53               37
Other...........................................................................           464           403              227
Organization and pre-opening expense............................................            --           --               215
                                                                                         -----        ------           ------
Total...........................................................................        $4,781        $3,874           $3,212
                                                                                        ======        ======           ======

Income Tax Expense

         The Company recognizes deferred tax assets for future deductible amounts resulting from differences in the financial statement and tax bases of assets and liabilities and operating loss carryforwards. The Company then establishes a valuation allowance to reduce the deferred tax asset to the level that it is "more likely than not" that the tax benefit will be realized. Prior to 1999, the Company fully offset the deferred tax assets resulting primarily from the provision for loan losses, the deferred pre- opening costs, and the operating loss carryforwards by a valuation allowance in the same amount. In 2001 and 2000, management reevaluated the valuation allowance and because of profitability trends and projections redetermined the likelihood of realization of the assets and adjusted the valuation allowance accordingly. The adjustment to the valuation allowance resulted in income tax benefits for each year.

Analysis of Financial Condition

Earning Assets

         Loans. Loans typically provide higher yields than the other types of earning assets, and thus one of the Company's goals is for loans to be the largest category of the Company's earning assets. At December 31, 2001, loans accounted for 77% of earning assets, as compared to 77% and 74% of earning assets at December 31, 2000 and 1999, respectively. Management attempts to control and counterbalance the inherent credit and liquidity risks associated with the higher loan yields without sacrificing asset quality to achieve its asset mix goals. Loans averaged $89.8 million during 2001, as compared to $77.0 million in 2000 and $47.8 million in 1999, reflecting the substantial growth of the Company during the period.

         The following table shows the composition of the loan portfolio excluding loans held for sale, by category:

                                        Composition of Loan Portfolio

                                                                              December 31,
                                            ------------------------------------------------------------------------------
                                                      2001                       2000                      1999
                                            -------------------------  ------------------------  -------------------------
                                                            Percent                     Percent                  Percent
                                               Amount      of Total        Amount      of Total      Amount      of Total
                                               ------      --------        ------      --------      ------      --------
                                                                        (Dollars in thousands)

Commercial, financial and agricultural       $ 31,027       34.0%        $ 27,644        33.9%     $ 22,322        36.2%
Real Estate:
   Mortgage-commercial ...............         12,578       13.8%           9,959        12.2%        9,139        14.8%
   Mortgage-residential ..............         29,446       32.3%          26,258        32.2%       16,442        26.8%
   Construction ......................          6,334        6.9%           6,864         8.4%        4,821         7.8%
Consumer and other ...................         11,793       13.0%          10,909        13.3%        8,903        14.4%
                                             --------      ------       ---------      -------     --------      -------
Total loans ..........................         91,178      100.0%          81,634       100.0%       61,627       100.0%
                                                           ======                      =======                   =======
Allowance for loan losses ............        (1,060)                       (978)                     (740)
                                             --------                   ----------                 --------
Net loans ............................       $ 90,118                    $ 80,656                  $ 60,887
                                             ========                   ==========                 ========

         In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. The Company follows the common practice of financial institutions in the Company's market area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component. Generally, the Company limits its loan-to-value ratio to 80%. Due to the short term the loan portfolio has existed, the current portfolio may not be indicative of the ongoing portfolio mix. Management attempts to maintain a conservative philosophy regarding its underwriting guidelines and believes it will reduce the risk elements of its loan portfolio through strategies that diversify the lending mix.

         The following table sets forth the Company's commercial and construction real estate loans maturing within specified intervals at December 31, 2001.

                  Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

                                                                              December 31, 2001
                                                    ---------------------------------------------------------------------
                                                                       Over One Year
                                                    One Year             Through             Over Five
                 Type                                or Less            Five Years             Years             Total
-------------------------------------------------   ---------          -----------          -----------       ----------
                                                                            (Dollars in thousands)

Commercial, financial and agricultural..............$  22,494           $   8,533            $       -         $   31,027
Real estate - construction.....................         6,334                   -                    -              6,334
                                                    ---------           ---------            ----------        ----------
                                                    $  28,828           $   8,533            $       -         $   37,361
                                                    =========           =========            ==========        ==========

Loans maturing after one year with:

Fixed interest rates...................................................................                        $   19,297
Floating interest rates................................................................                            18,064
                                                                                                               ----------

                                                                                                               $   37,361
                                                                                                               ==========

         The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity.

         Investment Securities. The investment securities portfolio is a significant component of the Company's total earning assets. Total securities averaged $21.1 million in 2001, as compared to $15.4 million in 2000 and $11.8 million in 1999. This represents 17.9%, 16.1%, and 18.5% of the average earning assets for the years ended December 31, 2001, 2000, and 1999, respectively. At December 31, 2001, investment securities were $22.9 million and represented 19.4% of earning assets. The Company attempts to maintain a portfolio of high quality, highly liquid investments with returns competitive with short term U.S. Treasury or agency obligations. This objective is particularly important as the Company continues to grow its loan portfolio. The Company primarily invests in securities of U.S. Government agencies, and corporate obligations with maturities up to five years.

         The following table summarizes the book value of securities for the dates indicated.

                                          Securities Portfolio

                                                                            December 31,
                                                           ----------------------------------------------------
                                                                  2001         2000               1999
                                                                  ----         ----               ----
                                                                         (In thousands)

Available-for-sale
    U.S. Treasury.......................................    $       --       $   --             $      --
    U.S. Government agencies............................          12,541       16,463               12,608
    States and municipal subdivisions...................           2,187        1,242                  413
    Corporate obligations...............................           5,864          900                  800
    Mutual finds ...................................               1,519           --                   --
    Other...............................................             804          727                  555
                                                            ------------     --------             --------
    Total available-for-sale............................          22,915       19,332               14,376
                                                            ------------     --------             --------

Held-to-maturity
    U.S. Government agencies............................    $         32     $     59            $     105
                                                            ------------     --------            ---------

Total...............................................        $     22,947     $ 19,391            $  14,481
                                                            ============     ========            =========

        The following table shows, at carrying value, the scheduled maturities and average yields of securities held at December 31, 2001.

                            Investment Securities Maturity Distribution and Yields (1)

                                                                             December 31, 2001
                                       ----------------------------------------------------------------------------------------------

                                                                          After One But         After Five But
                                               Within One Year           Within Five Years     Within Ten Years  After Ten Years
                                               --------------------      -----------------     ----------------  ---------------
                                               Amount         Yield      Amount      Yield     Amount     Yield   Amount   Yield
                                               ------         -----      ------      -----     ------     -----   ------   -----
                                                                      (Dollars in thousands)

Held-to-maturity: .........................   $  --             --      $   --        --      $   --        --     $ --
    U.S. Government agencies (2)
Available-for-sale:
  U.S. Government agencies (3).............    3,613           5.0%      4,136       3.5%         --        --       --       --

   States and municipal subdivisions ......      932           5.3%      1,128       6.0%         127      6.2%      --       --

   Corporate obligations ..................    3,100           2.4%      2,764       5.4%         --        --       --       --
   Other (including equity
     securities) ..........................     --              --          --          --        --        --       804      4.4%
                                              ------                    -------               -------              -------
      Total investment securities
         available-for-sale ...............   $7,645                    $7,645                $  127               $ 804
                                              ======                    =======               =======              =======

--------------------
(1)  Investments with a call feature are shown as of the contractual maturity date.
(2)  Excludes mortgage-backed securities totaling $31,667 with a yield of 6.5%.
(3)  Excludes mortgage-backed securities totaling $4.8 million with a yield of 4.4%.

         Short-Term Investments. Short-term investments, consisting of Federal Funds sold, averaged $6.2 million in 2001, $3.8 million in 2000, and $3.5 million in 1999. At December 31, 2001, and December 31, 2000, short-term investments totaled $3.9 million and $3.7 million, respectively. These funds are a primary source of the Company's liquidity and are generally invested in an earning capacity on an overnight basis.

Deposits

         Deposits. Average interest-bearing deposits increased $20.4 million, or 26.2%, to $98.1 million in 2001, from $77.7 million in 2000. Average total deposits increased $22.6 million, or 24.3%, in 2001. At December 31, 2001, total deposits were $113.2 million, compared to $96.8 million a year earlier, an increase of 16.9%.

         The following table sets forth the deposits of the Company by category for the periods indicated.

                                                Deposits

                                                                             December 31,
                                          ---------------------------------------------------------------------------------------
                                                    2001                        2000                         1999
                                          ------------------------   ---------------------------   ------------------------------
                                                        Percent of                    Percent of                     Percent of
                                           Amount        Deposits      Amount          Deposits     Amount            Deposits
                                          --------        ------     --------           ------     --------          -----------
                                                                         (Dollars in thousands)

Demand deposit accounts..............   $   15,254          13.5%   $   10,132            10.5%   $    8,146              11.1%
NOW accounts.........................       15,653           13.8       13,904             14.4        7,909               10.8
Money market accounts................       17,955           15.8       12,396             12.8       14,142               19.2
Savings accounts.....................        1,782            1.6          902               .9          670                 .9
Time deposits less than $100,000.....       33,817           33.3       35,337             36.5       26,205               35.6
Time deposits of $100,000 or over....       28,776           22.0       24,174             24.9       16,442               22.4
                                        ----------         ------   ----------        ---------   ----------          ---------
    Total deposits...................   $  113,237         100.0%   $   96,845           100.0%   $   73,514             100.0%
                                        ==========        =======   ==========          =======   ==========          =========

         The Company's loan-to-deposit ratio was 83.3% at December 31, 2001, 86.3% at December 31, 2000, and 83.8% at December 31, 1999. The loan-to-deposit ratio averaged 77.0% during 2001. Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for the Company's loan portfolio and other earning assets. The Company's core deposits were $84.5 million at December 31, 2001, $73.0 million at December 31, 2000, and $57.0 million at December 31, 1999. Management anticipates that a stable base of deposits will be the Company's primary source of funding to meet both its short-term and long-term liquidity needs in the future. The Company has purchased brokered deposits from time to time to help fund loan growth and maintain a loan-to-deposit ratio of approximately 80.0%. Brokered deposits and jumbo certificates of deposit generally carry a higher interest rate than traditional core deposits. Further, brokered deposit customers typically do not have loan or other relationships with the Company. The Company has adopted a policy not to permit brokered deposits to represent more than 10% of all of the Company's deposits.

         The maturity distribution of the Company's certificates of deposit of $100,000 or more at December 31, 2001, is shown in the following table. The Company did not have any other time deposits of $100,000 or more.

                            Maturities of Certificates of Deposit
                                     of $100,000 or More

                                                                          After Three
                                                      Within Three         Through             After Twelve
                                                        Months           Twelve Months           Months              Total
                                                      ------------       -------------         ------------         --------
                                                                          (Dollars in thousands)

December 31, 2001                                     $     8,907       $      12,342           $    7,527         $   28,776

         Borrowed funds. Borrowed funds consist primarily of advances from the Federal Home Loan Bank of Dallas and federal funds purchased. At December 31, 2001, advances from the Federal Home Loan Bank totaled $7.6 million compared to $6.5 million at December 31, 2000. The advances are collateralized by first mortgage loans, Federal Home Loan Bank capital stock, and amounts on deposit with the Federal Home Loan Bank. Federal funds purchased was $232,000 million at December 31, 2001 and $322,000 at December 31, 2000.

Capital

         Total shareholders' equity as of December 31, 2001 was $14.0 million, an increase of $810,000 or approximately 6.1%, compared with shareholders' equity of $13.2 million as of December 31, 2000.

         The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the risk-based standard, capital is classified into two tiers. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain (loss) on available-for-sale securities, minus certain intangible assets. Tier 2 capital consists of the general reserve for loan losses subject to certain limitations. An institution's qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The risk based regulatory minimum requirements are 4% for Tier 1 and 8% for total risk based capital.

         Bank holding companies and banks are also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. The minimum requirement for the leverage ratio is 3%. All but the highest rated institutions are required to maintain ratios 100 to 200 basis points above the minimum. The Company and the subsidiary banks exceeded their minimum regulatory capital ratios as of December 31, 2001 and 2000.

                                                  Analysis of Capital

                                Regulatory Minimums          The Company                     The First                Pine Belt
                              ----------------------    ----------------------       ----------------------     -------------------
                              Adequately       Well          December 31,                   December 31,             December 31,
                              Capitalized  Capitalized   2001           2000           2001          2000         2001        2000
                              -----------  -----------  -----           -----         -----         -----         -----      ------
Leverage..................     4.0%            5.0%      10.2%          11.5%           7.8%          8.2%        10.1%       11.4%
Risk-based capital:
          Tier 1..........     4.0%            6.0%      14.7%          14.7%          11.9%          10.3%       13.2%       15.1%
          Total...........     8.0%           10.0%      15.8%          15.8%          13.1%          11.4%       14.2%       16.3%

Ratios
                                                                                2001        2000      1999
                                                                              --------   --------   --------

     Return on assets (net income (loss) divided by
        average total assets)                                                     .52%       .53%      (.2%)

     Return on equity (net income (loss) divided by
        average equity)                                                           5.0%       4.5%     (1.6%)

     Dividend payout ratio (dividends per share divided by
        net income per share)                                                      N/A        N/A        N/A

     Equity to asset ratio (average equity divided by average
        total assets)                                                            10.4%      11.9%      15.3%

Liquidity Management

         Liquidity management involves monitoring the Company's sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control. Asset liquidity is provided by cash and assets which are readily marketable, which can be pledged, or which will mature in the near future. Liability liquidity is provided by access to core funding sources, principally the ability to generate customer deposits in the Company's market area.

         The Company sold 721,848 shares during its initial public offering in 1996, with net proceeds, after offering expenses, of $7.1 million. Approximately $5.3 million of the proceeds of the offering were used to capitalize The First. The remaining offering proceeds were used to provide working capital for the Company. With the successful completion of the initial public offering, the Company has maintained a high level of liquidity that has been adequate to meet planned capital expenditures, as well as providing the necessary cash requirements of the Company needed for operations. The Company sold 428,843 shares of its common stock for net proceeds, after offering expense of $6.3 million. Approximately $5 million was used to purchase the capital stock of Pine Belt. The Company's Federal Funds sold position, which is typically its primary source of liquidity, averaged $6.2 million during the year ended December 31, 2001 and totaled $3.9 million at December 31, 2001. Also, the Company has available advances from the Federal Home Loan Bank. Advances available are generally based upon the amount of qualified first mortgage loans which can be used for collateral. At December 31, 2001, advances available totaled approximately $42.0 million of which $6.2 million had been drawn.

         Management regularly reviews the liquidity position of the Company and has implemented internal policies which establish guidelines for sources of asset-based liquidity and limit the total amount of purchased funds used to support the balance sheet and funding from non-core sources.

Accounting Matters

         In June, 2001, the FASB issued Statements No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets."

         Statement No. 141 supersedes APB Opinion No. 16, "Business Combinations," and eliminates the pooling-of- interests method of accounting for business combinations, thus requiring that all business combinations be accounted for using the purchase method. In addition, in applying the purchase method, Statement No. 141 changes the criteria for recognizing intangible assets apart from goodwill and states the following criteria should be considered in determining the recognition of the intangible assets: (1) the intangible asset arises from the contractual or other legal rights, or (2) the intangible asset is separable or dividable from the acquired entity and capable of being sold, transferred, licensed, rented or exchanged. The requirements of the statement are effective for all business combinations completed after June 30, 2001.

         According to Statement No. 142, goodwill and those intangible assets that have indefinite lives are not amortized but are tested for impairment. Statement No. 142 is effective for year beginning after December 15, 2001. This statement is not expected to impact the consolidated financial position of the Company.

Impact of Inflation

         Unlike most industrial companies, the assets and liabilities of financial institutions such as the Company are primarily monetary in nature. Therefore, interest rates have a more significant effect on the Company's performance than do the effects of changes in the general rate of inflation and change in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, management seeks to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

                                              THE FIRST BANCSHARES, INC.

                                           CONSOLIDATED FINANCIAL STATEMENTS

                                                          AND

                                             INDEPENDENT AUDITORS' REPORT

                                              DECEMBER 31, 2001 AND 2000

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders
The First Bancshares, Inc.
Hattiesburg, Mississippi

         We have audited the accompanying consolidated balance sheets of The First Bancshares, Inc., and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of The First Bancshares, Inc., and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Columbus, Mississippi
January 28, 2002

                                              THE FIRST BANCSHARES, INC.

                                              CONSOLIDATED BALANCE SHEETS

                                              DECEMBER 31, 2001 AND 2000

    ASSETS                                                                              2001               2000
                                                                                 -----------------   ---------------

Cash and due from banks                                                          $       4,079,714   $     2,820,526
Interest-bearing deposits with banks                                                     1,358,033           372,950
Federal funds sold                                                                       3,895,937         3,712,662
                                                                                 -----------------   ---------------
    Total cash and cash equivalents                                                      9,333,684         6,906,138
Held-to-maturity securities (Note C) (fair value of
    $32,696 in 2001 and $60,326 in 2000)                                                    31,667            58,655
Available-for-sale securities (Note C) (at fair value)                                  22,914,809        19,331,611
Loans held for sale                                                                      3,113,281         1,926,690
Loans, net of allowance for loan losses of $1,059,528
    in 2001 and $978,462 in 2000 (Note D)                                               90,118,107        80,655,946
Interest receivable                                                                        962,325         1,060,029
Premises and equipment (Note E)                                                          7,615,248         7,141,518
Other assets                                                                             1,531,532           501,382
                                                                                 -----------------   ---------------

                                                                                 $     135,620,653   $   117,581,969
                                                                                 =================   ===============

          LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits:
    Noninterest-bearing                                                          $      15,253,645   $    10,132,496
    Time, $100,000 or more                                                              28,775,624        24,174,273
    Other interest-bearing                                                              69,208,357        62,538,519
                                                                                 -----------------   ---------------
       Total deposits                                                                  113,237,626        96,845,288
Interest payable                                                                           352,031           487,222
Borrowed funds (Note F)                                                                  7,832,259         6,859,853
Other liabilities                                                                          208,245           209,053
                                                                                 -----------------   ---------------
    Total liabilities                                                                  121,630,161       104,401,416
                                                                                 -----------------   ---------------

Commitments and contingent liabilities (Note M )

Stockholders' Equity  (Note G):
    Common stock, par value $1 per share; 10,000,000 shares
       authorized; 1,155,412 and 1,152,878 shares issued and
       outstanding in 2001 and 2000, respectively                                        1,155,412         1,152,878
    Preferred stock, par value $1 per share, 10,000,000
       shares authorized; no shares issued and outstanding                                    -                 -
    Additional paid-in capital                                                          12,411,612        12,376,136
    Retained earnings (deficit)                                                            312,886          (359,027)
    Accumulated other comprehensive income                                                 110,582            10,566
                                                                                 -----------------   ---------------
          Total stockholders' equity                                                    13,990,492        13,180,553
                                                                                 -----------------   ---------------
                                                                                 $     135,620,653   $   117,581,969
                                                                                 =================   ===============

                           The accompanying notes are an integral part of these statements.

                                              THE FIRST BANCSHARES, INC.

                                           CONSOLIDATED STATEMENTS OF INCOME

                                        YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                                           2001             2000
                                                                                     --------------    -------------
INTEREST INCOME
    Interest and fees on loans                                                       $    8,534,145    $   7,490,792
    Interest and dividends on securities:
       Taxable interest and dividends                                                     1,088,219          964,622
       Tax-exempt interest                                                                   16,810             -
    Interest on federal funds sold                                                          257,900          197,482
    Interest on deposits in banks                                                            39,980           21,638
                                                                                     --------------    -------------
                                                                                          9,937,054        8,674,574
                                                                                     --------------    -------------

INTEREST EXPENSE
    Interest on time deposits of $100,000 or more                                         1,267,111          928,301
    Interest on other deposits                                                            3,335,495        3,279,313
    Interest on borrowed funds                                                              367,122          383,892
                                                                                     --------------    -------------
                                                                                          4,969,728        4,591,506
                                                                                     --------------    -------------

    Net interest income                                                                   4,967,326        4,083,068
    Provision for loan losses                                                               342,214          324,545
                                                                                     --------------    -------------
       Net interest income after provision for loan losses                                4,625,112        3,758,523
                                                                                     --------------    -------------

OTHER INCOME
    Service charges on deposit accounts                                                     807,954          487,226
    Other service charges and fees                                                          232,549          167,056
    Other                                                                                    33,572           20,854
                                                                                     --------------    -------------
                                                                                          1,074,075          675,136
                                                                                     --------------    -------------
OTHER EXPENSE
    Salaries                                                                              2,084,594        1,697,960
    Employee benefits                                                                       437,276          350,723
    Occupancy expense                                                                       387,783          314,222
    Furniture and equipment expense                                                         467,715          375,959
    Supplies and printing                                                                   147,163          115,325
    Other                                                                                 1,256,878        1,020,027
                                                                                     --------------    -------------
                                                                                          4,781,409        3,874,216
                                                                                     --------------    -------------

Income before income taxes                                                                  917,778          559,443

Income taxes (benefit) (Note I)                                                             245,865           (5,300)
                                                                                     --------------    -------------

Net income                                                                           $      671,913    $     564,743
                                                                                     ==============    =============
Net income per common share:
    Basic                                                                                      $.58             $.49
    Diluted                                                                                     .57              .48

                           The accompanying notes are an integral part of these statements.

                                              THE FIRST BANCSHARES, INC.

                                  CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
                                                        EQUITY

                                        YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                                               Accumulated
                                                                                               Other
                                                                                               Compre-
                                 Compre-                                       Retained        hensive
                                 hensive       Common         Paid-In          Earnings        Income
                                 Income         Stock         Capital          (Deficit)       (Loss)          Total
                                 ------         -----         -------          ---------       ------          -----

Balance,
  January 1, 2000                              $1,152,878   $12,376,136        $(923,770)      $(131,796)      $12,473,448

Comprehensive income:
  Net income for 2000           $  564,743            -             -             564,743             -            564,743
  Net change in
    unrealized gain
    (loss) on available-
    for-sale securities,
    net of tax                     142,362            -             -                  -         142,362           142,362
                                ----------     -----------   -----------        ----------     ----------      -----------
  Comprehensive income          $  707,105
                                ==========

Balance,
  December 31, 2000                             1,152,878    12,376,136         (359,027)          10,566       13,180,553

Comprehensive income:
  Net income for 2001          $   671,913            -             -             671,913             -            671,913
  Net change in
    unrealized gain
    (loss) on available-
    for-sale securities,
    net of tax                     100,016            -             -                  -          100,016          100,016
                                ----------     -----------   -----------        ----------     ----------      -----------
  Comprehensive income         $   771,929
                               ===========

Exercise of stock options                           2,534        35,476                -              -             38,010
                                ----------     -----------   -----------        ----------     ----------      -----------

Balance,
      December 31, 2001                        $1,155,412   $12,411,612          $312,886        $110,582      $13,990,492
                                               ===========  ============        ==========     ==========      ===========

                           The accompanying notes are an integral part of these statements.

                                              THE FIRST BANCSHARES, INC.

                                         CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                                         2001               2000
                                                                                   --------------     --------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                                     $      671,913     $      564,743
    Adjustments to reconcile net income to net cash:
       Depreciation and amortization                                                      458,048            373,821
       Stock dividends                                                                    (19,100)           (30,710)
       Provision for loan losses                                                          342,214            324,545
       Deferred income tax (benefit)                                                       39,225           (107,514)
       Amortization and accretion, net                                                      7,243            (72,247)
       Changes in:
          Interest receivable                                                              97,704           (398,374)
          Other assets                                                                 (1,084,043)           (31,942)
          Loans held for sale                                                          (1,186,591)        (1,285,858)
          Interest payable                                                               (135,191)           206,905
          Other liabilities                                                               (77,239)           110,770
                                                                                   --------------     --------------

    Net cash used in operating activities                                                (885,817)          (345,861)
                                                                                   --------------     --------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of available-for-sale securities                                        (31,081,063)       (14,898,612)
    Proceeds from maturities and calls of available-for-sale
       securities                                                                      27,580,019         10,216,921
  Proceeds from sales of securities available-for-sale                                     84,285               -
  Proceeds from maturities and calls of held-to-maturity
       securities                                                                          26,953             46,294
  Increase in loans                                                                    (9,804,375)       (20,093,876)
 Additions to premises and equipment                                                     (895,210)        (3,078,412)
                                                                                   --------------     --------------

    Net cash used in investing activities                                             (14,089,391)       (27,807,685)
                                                                                   --------------     --------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Increase in deposits                                                               16,392,338         23,331,621
    Proceeds from borrowed funds                                                        5,500,000          4,622,083
    Repayment of borrowed funds                                                        (4,527,594)        (2,752,600)
    Exercise of stock options                                                              38,010               -
                                                                                   --------------     --------------
    Net cash provided by financing activities                                          17,402,754         25,201,104
                                                                                   --------------     --------------

Net increase (decrease) in cash and cash equivalents                                    2,427,546         (2,952,442)

Cash and cash equivalents at beginning of year                                          6,906,138          9,858,580
                                                                                   --------------     --------------

Cash and cash equivalents at end of year                                           $    9,333,684     $    6,906,138
                                                                                   ==============     ==============

Cash paid during the year for:
    Interest                                                                       $    4,907,517     $    4,384,601
    Income taxes                                                                          211,255               -
                           The accompanying notes are an integral part of these statements.

                                              THE FIRST BANCSHARES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              DECEMBER 31, 2001 AND 2000

NOTE A - NATURE OF BUSINESS

    The First Bancshares, Inc. (the Company) is a financial holding company whose business is conducted by its wholly-
    owned subsidiaries, The First National Bank of South Mississippi (The First) and The First National Bank of the Pine
    Belt (Pine Belt).  The subsidiary banks provide a full range of banking services in their primary market areas of
    Lamar, Forrest, and Jones Counties, Mississippi, and the surrounding counties.  The Company and the First commenced operations in August, 1996. Pine Belt commenced operations in January, 1999. The Company, as a financial holding company, is regulated by the Federal Reserve Bank. Its subsidiary banks are subject to the regulation of the Office of the Comptroller of the Currency (OCC).

NOTE B - SUMMARY OF ACCOUNTING POLICIES

    The Company and its subsidiary banks follow accounting principles generally accepted in the United State of
    America including, where applicable, general practices within the banking industry.

     1.      Principles of Consolidation

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary banks.
    All significant intercompany accounts and transactions have been eliminated.

     2.   Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United
    States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.
    Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

     3.   Cash and Due From Banks

    Included in cash and due from banks are legal reserve requirements which must be maintained on an average basis in the form of cash and balances due from the Federal Reserve and other banks.

                                                     ( Continued )

                                              THE FIRST BANCSHARES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              DECEMBER 31, 2001 AND 2000

NOTE B - SUMMARY OF ACCOUNTING POLICIES  (Continued)

     4.   Securities

    Investments in securities are classified into three categories and are accounted for as follows:

    Available-for-Sale Securities

    Securities classified as available-for-sale are those securities that are intended to be held for an indefinite period of time, but not necessarily to maturity.  Any decision to sell a security classified as available-for-sale would be based on various factors, including movements in interest rates, liquidity needs, security risk assessments, changes in the mix of assets and liabilities and other similar factors. These securities are carried at their estimated fair value, and the net unrealized gain or loss is reported in stockholders' equity, net of tax, when applicable, until realized.

    Gains and losses on the sale of available-for-sale securities are determined using the adjusted cost of the specific security sold.

    Premiums and discounts are recognized in interest income using the interest method.

    Securities to be Held-to-Maturity

    Securities classified as held-to-maturity are those securities for which there is a positive intent and ability to hold to maturity.  These securities are carried at cost adjusted for amortization of premiums and accretion of discounts, computed by the interest method.

    Trading Account Securities

    Trading account securities are those securities which are held for the purpose of selling them at a profit.  There were no trading account securities on hand at December 31, 2001 and 2000.

     5.   Loans held for sale

       Loans held for sale consist of mortgage loans originated for the purpose of being sold in the secondary market.  Held for sale loans are carried at the lower of cost or market.  Generally, these loans are not originated without there being a sale commitment and are normally held for no more than forty-five days.

     6.   Loans

    Loans are carried at the principal amount outstanding, net of the allowance for loan losses.  Interest income on loans is recognized based on the principal balance outstanding and the stated rate of the loan.  Loan origination fees and certain direct organization costs are deferred and recognized as an adjustment of the related loan yield using the interest method.

                                                     ( Continued )

                                              THE FIRST BANCSHARES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              DECEMBER 31, 2001 AND 2000

NOTE B - SUMMARY OF ACCOUNTING POLICIES  (Continued)

     6.      Loans (Continued)

    A loan is considered impaired when, based upon current events and information, it is probable that the scheduled payments of principal or interest will not be collected in accordance with the contractual terms of the loan agreement.
    Factors considered by management in determining impairment include payment status, collateral values, and the probability of collecting scheduled payments of principal and interest when due.

    The accrual of interest on real estate and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well secured and in process of collection.

     7.      Allowance for Loan Losses

    For financial reporting purposes, the provision for loan losses charged to operations is based upon management's estimations of the amount necessary to maintain the allowance at an adequate level. Allowances for any impaired loans are generally determined based on collateral values.  Loans are charged against the allowance for loan losses when management believes the collectibility of the principal is unlikely.

    Management evaluates the adequacy of the allowance for loan losses on a regular basis.  These evaluations are based upon a periodic review of the collectibility considering historical experience, the nature and value of the loan portfolio, underlying collateral values, internal and independent loan reviews, and prevailing economic conditions.
    In addition, the OCC, as a part of the regulatory examination process, reviews the loan portfolio and the allowance for loan losses and may require changes in the allowance based upon information available at the time of the examination.

    The allowance consists of two components; allocated and unallocated.  The components represent an estimation done pursuant to either Financial Accounting Standards Board (FASB) Statement No. 5, "Accounting for Contingencies,"
    or FASB Statement No. 114, "Accounting by Creditors for Impairment of a Loan."  The allocated component of the allowance reflects expected losses resulting from an analysis developed through specific credit allocations for individual loans, including any impaired loans, and historical loan loss history. As recently formed financial institutions, the Banks have not established an historical loan loss experience.  As such, the loan loss experience of peer group banks is used as a guide.  The analysis is performed quarterly and loss factors are updated regularly.

    The unallocated portion of the allowance reflects management's estimate of probable inherent but undetected losses within the portfolio due to uncertainties in economic conditions, changes in collateral values, unfavorable information about a borrower's financial condition, and other risk factors that have not yet manifested themselves.
    In addition, the unallocated allowance includes a component that explicitly accounts for the inherent imprecision in the loan loss analysis.

                                                   ( Continued )

                                              THE FIRST BANCSHARES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                             DECEMBER 31, 2001 AND 2000

    NOTE B - SUMMARY OF ACCOUNTING POLICIES  (Continued)

     8.      Premises and Equipment

    Premises and equipment are stated at cost, less accumulated depreciation.  The depreciation policy is to provide for depreciation over the estimated useful lives of the assets using the straight-line method. Repairs and maintenance expenditures are charged to operating expenses; major expenditures for renewals and betterments are capitalized and depreciated over their estimated useful lives.

     9.      Stock Options

    FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires a fair value-based method of measuring employee stock options.  Under this method, compensation cost is measured at the option grant date based on the value of the award and is recognized over the service period.  In lieu of recording the value of such options, the Company has elected to continue to measure compensation cost using Accounting Principles Board (APB) No.
    25, "Accounting for Stock Issued to Employees," and to provide pro forma disclosures quantifying the difference between compensation cost included in reported net income and the related cost measured by such fair value-based method.

    10.   Income Taxes

    A deferred tax asset or liability is recognized for the future income tax effects attributable to the differences in the tax bases of assets or liabilities and their reported amounts in the financial statements, as well as operating loss and tax credit carryforwards.  The deferred tax asset or liability is measured using the enacted tax rate expected to apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

    11.   Statement of Cash Flows

    For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks and federal funds sold.  Generally, federal funds are sold for a one-day period.

    12.   Off-Balance Sheet Financial Instruments

    In the ordinary course of business, the subsidiary banks enter into off-balance sheet financial instruments consisting of commitments to extend credit, credit card lines and standby letters of credit. Such financial instruments are recorded in the financial statements when they are exercised.

                                                     ( Continued )

                                              THE FIRST BANCSHARES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              DECEMBER 31, 2001 AND 2000

NOTE B - SUMMARY OF ACCOUNTING POLICIES  (Continued)

    13.       Per Share Amounts

    Per share amounts are presented in accordance with FASB Statement No. 128, "Earnings Per Share." Under
    Statement No. 128, two per share amounts are considered and presented, if applicable. Basic per share data is calculated based on the weighted-average number of common shares outstanding during the reporting period.
    Diluted per share data includes any dilution from potential common stock outstanding, such as exercise of stock options.

    The following table discloses the reconciliation of the numerators and denominators of the basic and diluted computations:

                                           For the Year Ended                            For the Year Ended
                                            December 31, 2001                             December 31, 2000
                             --------------------------------------------  -------------------------------------------
                                   Net                                          Net
                                 Income            Shares       Per Share      Income          Shares        Per Share
                               (Numerator)     (Denominator)     Amount      (Numerator)     (Denominator)      Data
                             -------------      ------------  -----------  -------------    -------------- -----------

       Basic per share       $    671,913         1,152,968   $       .58  $    564,744         1,152,878  $       .49
                                                              ===========                                  ===========

       Effect of dilutive
          shares:
            Stock options            -               28,417                          -             23,333          -
                             ------------   ---------------                -------------  ---------------

       Diluted per share     $    671,913         1,181,385   $       .57  $     564,744        1,176,211  $       .48
                             ============   ===============   ===========  =============  ===============  ===========

    The diluted per share amounts were computed by applying the treasury stock method.

    14.   Reclassifications

    Certain reclassification have been made to the 2000 financial statements to conform with the classifications used in
    2001.

    15.       Advertising Costs

    Advertising costs are expensed in the period in which they are incurred.  Advertising expense for the years ended
    December 31, 2001, and 2000, was approximately $95,700 and $77,200, respectively.

    16.       Accounting Pronouncements

    In June, 2001, the FASB issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill
    and Other Intangible Assets."
                                                     ( Continued )

                                              THE FIRST BANCSHARES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              DECEMBER 31, 2001 AND 2000

NOTE B - SUMMARY OF ACCOUNTING POLICIES  (Continued)

    16.       Accounting Pronouncements (Continued)

    Statement No. 141 supersedes APB Opinion No. 16, "Business Combinations," and eliminates the pooling-of-
    interests method of accounting for business combinations, thus requiring that all business combinations be accounted for using the purchase method.  In addition, in applying the purchase method, Statement No. 141 changes the criteria for recognizing intangible assets apart from goodwill and states the following criteria should be considered in determining the recognition of the intangible assets:  (1) the intangible asset arises from the contractual or other legal rights, or (2) the intangible asset is separable or dividable from the acquired entity and capable of being sold, transferred, licensed, rented or exchanged.  The requirements of the statement are effective for all business combinations completed after June 30, 2001.

    According to Statement No. 142, goodwill and those intangible assets that have indefinite lives are not amortized but are tested for impairment.  Statement No. 142 is effective for years beginning after December 15, 2001.
    Management is of the opinion that there will be no impact of the adoption of the statement on the Company's consolidated financial statements.

NOTE C - SECURITIES

    Securities at December 31, 2001 and 2000, consisted of available-for-sale securities with a carrying amount of
    $22,914,809 and $19,331,611, respectively, and securities held-to-maturity with a carrying amount of $31,667 and
    $58,655, respectively.  The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of these securities at December 31, 2001 and 2000, are as follows:
                                                                                    2001
                                                       ---------------------------------------------------------------
                                                                             Gross          Gross          Estimated
                                                           Amortized      Unrealized     Unrealized          Fair
                                                             Cost            Gains         Losses            Value
                                                       --------------   -------------   ------------    --------------
       Available-for-sale securities:
          Obligations of U. S.
              Government agencies                      $    7,714,819   $      48,907   $     15,385    $    7,748,341
          Tax-exempt and taxable
              obligations of states and
              municipal subdivisions                        2,134,554          53,017            353         2,187,218
          Mortgage-backed securities                        4,771,248          20,862             16         4,792,094
          Corporate obligations                             5,800,921          63,585            374         5,864,132
          Mutual funds                                      1,519,310            -              -            1,519,310
          Equity securities                                   803,714            -              -              803,714
                                                       --------------   -------------   ------------    --------------
                                                       $   22,744,566   $     186,371   $     16,128    $   22,914,809
                                                       ==============   =============   ============    ==============

       Held-to-maturity securities:
          Mortgage-backed securities                   $       31,667   $       1,029   $       -       $       32,696
                                                       ==============   =============   ============    ==============

                                                     ( Continued )

                                              THE FIRST BANCSHARES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              DECEMBER 31, 2001 AND 2000

NOTE C - SECURITIES (Continued)

                                                                                    2000
                                                       ---------------------------------------------------------------
                                                                             Gross          Gross          Estimated
                                                           Amortized      Unrealized     Unrealized          Fair
                                                             Cost            Gains         Losses            Value
                                                       --------------   -------------   ------------    --------------
       Available-for-sale securities:
          Obligations of U. S.
              Government agencies                      $   13,106,910   $      10,637   $      6,762    $   13,110,785
          Taxable obligations of states and
              municipal subdivisions                        1,226,920          16,355          1,214         1,242,061
          Mortgage-backed securities                        3,355,833           9,171         13,093         3,351,911
          Corporate obligations                               900,000            -              -              900,000
          Equity securities                                   726,854            -              -              726,854
                                                       --------------   -------------   ------------    --------------

                                                       $   19,316,517   $      36,163   $     21,069    $   19,331,611
                                                       ==============   =============   ============    ==============
       Held-to-maturity securities:
          Mortgage-backed securities                   $       58,655   $       1,671   $       -       $       60,326
                                                       ==============   =============   ============    ==============

    The scheduled maturities of securities at December 31, 2001, are as follows:

                                                             Available-for-Sale                 Held-to-Maturity
                                                     ---------------------------------    -----------------------------
                                                                           Estimated                       Estimated
                                                       Amortized             Fair            Amortized    Fair
                                                         Cost                Value             Cost           Value
                                                     --------------     --------------    ------------    -------------

       Due less than one year                        $     7,622,312    $    7,644,854    $       -       $       -
       Due after one year through five years               7,901,515         8,027,934            -               -
       Due after five years through ten years                126,467           126,903            -               -
       Mortgage-backed securities, mutual
          funds and equity securities                      7,094,272         7,115,118          31,667          32,696
                                                     ---------------    --------------    ------------    ------------

                                                     $    22,744,566    $   22,914,809    $     31,667    $     32,696
                                                     ===============    ==============    ============    ============

    Actual maturities can differ from contractual maturities because the obligations may be called or prepaid with or without penalties.

    Equity securities consist of stock in the Federal Reserve Bank and Federal Home Loan Bank (FHLB), the
    transferability of which is restricted.

    No gains or losses were realized on available-for-sale securities in 2001 and 2000.

    Securities with a carrying value of $6,757,000 and $6,158,900 at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

                                              THE FIRST BANCSHARES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              DECEMBER 31, 2001 AND 2000

NOTE D - LOANS

    Loans outstanding include the following types at December 31, 2001 and 2000:
                                                                                                    (In Thousands)
                                                                                                  2001         2000
                                                                                               ----------    ---------
       Commercial, financial, and agricultural                                                 $   31,027    $  27,644
       Real estate - construction                                                                   6,334        6,864
       Real estate - mortgage                                                                      42,024       36,217
       Installment loans to individuals                                                            11,197       10,538
       Other                                                                                          596          371
                                                                                               ----------    ---------
                                                                                                   91,178       81,634
       Allowance for loan losses                                                                   (1,060)        (978)
                                                                                               ----------    ---------
                                                                                               $   90,118    $  80,656
                                                                                               ==========    =========

    Transactions in the allowance for loan losses at December 31, 2001 and 2000, were as follows:

                                                                                              2001           2000
                                                                                        -------------    -----------
       Balance at beginning of year                                                     $     978,462    $   739,601

       Additions:
          Provision for loan losses charged to operations                                     342,214        324,545
          Recoveries                                                                           16,357         75,177
                                                                                        -------------    -----------
                                                                                            1,337,033      1,139,323
       Deductions:
          Loans charged off                                                                   277,505        160,861
                                                                                        -------------    -----------

       Balance at end of year                                                           $   1,059,528    $   978,462
                                                                                        =============    ===========

    For the years ended December 31, 2001 and 2000, no significant loans were classified as impaired.

NOTE E - PREMISES AND EQUIPMENT

    The detail of premises and equipment at December 31, 2001 and 2000, is as follows:

                                                                                           2001             2000
                                                                                     --------------    -------------
       Premises:
          Land                                                                       $    1,964,877    $   1,952,337
          Buildings and improvements                                                      4,608,470        4,048,203
       Equipment                                                                          2,358,506        2,036,475
                                                                                     --------------    -------------
                                                                                          8,931,853        8,037,015
       Less accumulated depreciation                                                     (1,316,605)        (895,497)
                                                                                     --------------    -------------

                                                                                     $    7,615,248    $   7,141,518
                                                                                     ==============    =============

    The amounts charged to operating expense for depreciation were $412,479 and $333,382 in 2001 and 2000, respectively.

                                              THE FIRST BANCSHARES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              DECEMBER 31, 2001 AND 2000

NOTE F - BORROWED FUNDS

    Borrowed funds consisted of the following:
                                                                                                December 31,
                                                                                     -------------------------------
                                                                                           2001             2000
                                                                                     --------------    -------------
      Advances due to FHLB:
         6.595%, due January 24, 2001                                                $         -       $   1,000,000
         6.720%, due March 2, 2001                                                             -           1,000,000
         5.395%, due April 23, 2001                                                            -             450,000
         5.360%, due January 23, 2002                                                     1,000,000             -
         5.878%, due February 1, 2002                                                       142,647          969,862
         5.899%, due December 26, 2002                                                      528,493          550,000
         7.185%, due April 1, 2003                                                          353,292          596,976
         4.962%, due August 16, 2004                                                        741,520             -
         3.703%, due November 1, 2004                                                       375,000             -
         7.227%, due August 1, 2005                                                         767,501          943,952
         5.218%, due June 1, 2006                                                           683,477             -
         5.457%, due June 22, 2006                                                          242,073             -
         4.928%, due July 3, 2006                                                           462,867             -
         4.908%, due August 1, 2006                                                         470,340             -
         3.264%, due December 1, 2006                                                       500,000             -
         3.412%, due December 1, 2006                                                       375,000             -
         5.920%, due January 3, 2012                                                        500,000             -
         5.280%, due December 25, 2000                                                         -             547,049
         6.680%, due November 15, 2002                                                      458,480          479,931
      Other                                                                                 231,569          322,083
                                                                                         ----------    -------------

                                                                                         $7,832,259       $6,859,853
                                                                                         ==========    =============

    Advances due to the FHLB are collateralized by first mortgage loans, FHLB capital stock, and amounts on deposit with the FHLB.

    Other borrowed funds consist of loans sold in transactions in which the risk of loss or obligation for payment is retained.  For regulatory and financial reporting purposes, these amounts are required to be reported as borrowed funds.

                                                     ( Continued )

                                              THE FIRST BANCSHARES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              DECEMBER 31, 2001 AND 2000

    NOTE F - BORROWED FUNDS  (Continued)

    Annual principal repayment requirements on the borrowings from the FHLB at December 31, 2001, are as follows:

                                                 Year                   Amount
                                             ------------          --------------

                                                 2002               $   3,160,518
                                                 2003                     903,601
                                                 2004                   1,802,494
                                                 2005                     759,585
                                                 2006                     592,704
                                              Thereafter                  381,788

NOTE G - REGULATORY MATTERS

    The Company and its subsidiary banks are subject to regulatory capital requirements administered by federal banking agencies.  Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements.  Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the
    Company and its subsidiary banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgment by regulators about components, risk weightings, and other related factors.

    To ensure capital adequacy, quantitative measures have been established by regulators and these require the
    Company and its subsidiary banks to maintain minimum amounts and ratios (set forth in the table below) of total and
    Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital to adjusted total assets (leverage).
    Management believes, as of December 31, 2001, that the Company and its subsidiary banks exceed all capital adequacy requirements.

    At December 31, 2001, the subsidiary banks were categorized by regulators as well-capitalized under the regulatory framework for prompt corrective action.  A financial institution is considered to be well-capitalized if it has a total risk-based capital ratio of 10% or more, has a Tier I risk-based capital ratio of 6% or more, and has a Tier I leverage capital ratio of 5% or more.  There are no conditions or anticipated events that, in the opinion of management, would change the categorization.

                                                     ( Continued )

                                              THE FIRST BANCSHARES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              DECEMBER 31, 2001 AND 2000

NOTE G - REGULATORY MATTERS (Continued)

    The actual capital amounts and ratios at December 31, 2001 and 2000, are presented in the following table.  No amount was deducted from capital for interest-rate risk exposure.

                                                                            ($ In thousands)
                                                                                         Subsidiaries
                                                        Company          ---------------------------------------------
                                                     (Consolidated)                  The First              Pine Belt
                                                --------------------     ---------------------   ---------------------
                                                  Amount       Ratio        Amount      Ratio       Amount      Ratio
                                                ---------    -------     ----------   --------   ----------    -------
      December 31, 2001
         Total risk-based                       $  14,938       15.8%    $   7,574       13.1%   $   5,121      14.2%
         Tier I risk-based                         13,878       14.7%        6,888       11.9%       4,747      13.2%
         Tier I leverage                           13,878       10.2%        6,888        7.8%       4,747      10.1%

      December 31, 2000
         Total risk-based                       $  14,145       15.8%    $   6,577       11.4%   $   5,032      16.3%
         Tier I risk-based                         13,167       14.7%        5,976       10.3%       4,655      15.1%
         Tier I leverage                           13,167       11.5%        5,976        8.2%       4,655      11.4%

    The minimum amounts of capital and ratios as established by banking regulators at December 31, 2001 and 2000, are as follows:

                                                                            ($ In thousands)
                                                                                        Subsidiaries
                                                        Company           -----------------------------------------
                                                     (Consolidated)           The First                 Pine Belt
                                                ---------------------     --------------------  -------------------
                                                  Amount       Ratio       Amount     Ratio       Amount     Ratio
                                                ---------    --------     ---------     ------  ----------   ------

      December 31, 2001
         Total risk-based                       $    7,575       8.0%    $    4,636       8.0%  $    2,877   8.0%
         Tier I risk-based                           3,789       4.0%         2,318       4.0%       1,438   4.0%
         Tier I leverage                             5,461       4.0%         3,555       4.0%       1,875   4.0%

      December 31, 2000
         Total risk-based                       $    7,152       8.0%    $    4,627       8.0%  $    2,465   8.0%
         Tier I risk-based                           3,576       4.0%         2,314       4.0%       1,233   4.0%
         Tier I leverage                             4,565       4.0%         2,931       4.0%       1,633   4.0%

    The Company's dividends, if any, are expected to be made from dividends received from its subsidiary banks. The
    OCC limits dividends of a national bank in any calendar year to the net profits of that year combined with the retained net profits for the two preceding years.

                                              THE FIRST BANCSHARES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              DECEMBER 31, 2001 AND 2000

NOTE H - COMPREHENSIVE INCOME

    The Company and its subsidiary banks report comprehensive income as required by FASB Statement No. 130,
    "Reporting Comprehensive Income."  In accordance with this statement, unrealized gains and losses on securities available-for-sale are included in other comprehensive income.

    In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting amounts that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income.  The disclosure of the reclassification amounts are as follows:

                                                                                         Years Ended December 31,
                                                                                       ----------------------------
                                                                                            2001              2000
                                                                                       -------------     -------------
       Unrealized holding gains (losses) on available-for
          sale securities                                                              $     155,151     $     170,576
       Reclassification adjustment for losses (gains)
          realized in income                                                                      -                 -
                                                                                       -------------     -------------
       Net unrealized gains (losses)                                                         155,151           170,576
       Tax effect                                                                            (55,135)          (28,214)
                                                                                       -------------     -------------
       Net-of-tax amount                                                               $     100,016     $     142,362
                                                                                       =============     =============

NOTE I - INCOME TAXES

    The components of income tax expense (benefit) are as follows:
                                                                                                 December 31,
                                                                                        ------------------------------
                                                                                             2001             2000
                                                                                        ------------     -------------

      Current                                                                           $    206,640     $     102,214
      Deferred                                                                                39,225          (107,514)
                                                                                        ------------     -------------
                                                                                        $    245,865     $      (5,300)
                                                                                        ============     =============

                                                     ( Continued )

                                              THE FIRST BANCSHARES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              DECEMBER 31, 2001 AND 2000

NOTE I - INCOME TAXES  (Continued)

    The Company's income tax expense differs from the amounts computed by applying the Federal income tax statutory rates to income before income taxes.  A reconciliation of the differences is as follows:

                                                                              Years Ended December 31,
                                                              ------------------------------------------------------
                                                                          2001                        2000
                                                              -------------------------      -----------------------
                                                                 Amount            %            Amount           %
                                                              ------------    ---------      -----------    --------
    Income taxes at statutory rate                            $    312,045           34%     $   190,210       34%
    Tax-exempt income                                               (5,715)         (1%)            -         -
    State income tax,
         net of federal tax effect                                   7,075            1%            -         -
    Rate difference                                                   -             -            (91,690)     (16%)
    Other items, net                                               (12,283)         (1%)         (10,578)      (2%)
    Change in valuation allowance                                  (55,257)         (6%)         (93,242)     (17%)
                                                              ------------    ---------      -----------    ------

                                                              $    245,865           27%     $    (5,300)      (1%)
                                                              ============    ==========     ===========    ======
    The components of deferred income taxes are as follows:
                                                                                                 December 31,
                                                                                        -----------------------------
                                                                                             2001            2000
                                                                                        -------------    ------------
      Deferred tax assets:
         Allowance for loan losses                                                      $     330,058    $    309,724
         Pre-opening expenses                                                                  29,126          52,852
         Other                                                                                  1,865           1,865
                                                                                        -------------    ------------
                                                                                              361,049         364,441
      Valuation allowance                                                                          -         (55,257)
                                                                                        -------------    ------------
                                                                                              361,049         309,184
                                                                                        -------------    ------------
      Deferred tax liabilities:
         Securities                                                                           (23,682)        (20,532)
         Premises and equipment                                                              (147,817)        (59,878)
         Unrealized gain on available-for-sale securities                                     (59,662)         (5,132)
                                                                                        -------------    ------------
                                                                                             (231,161)        (85,542)
                                                                                        -------------    ------------
                                                                                        $     129,888    $    223,642
                                                                                        =============    ============

                                                     ( Continued )

                                              THE FIRST BANCSHARES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              DECEMBER 31, 2001 AND 2000

NOTE I - INCOME TAXES  (Continued)

    For the years 2001 and 2000, the valuation allowance was adjusted by $55,257 and $93,242, respectively, based upon management's re-evaluation of the likelihood of realization.

NOTE J - EMPLOYEE BENEFITS

    The subsidiary banks provide a deferred compensation arrangement (401(k) plan) whereby employees contribute a percentage of their compensation.  For employee contributions of three percent or less, the subsidiary banks provide a matching contribution.  Contributions by the subsidiary banks totaled $30,423 in 2001 and $21,873 in
    2000.

    The Company and its subsidiary banks have employment agreements with certain executive officers. These agreements contain provisions concerning salaries, bonuses, incentive programs, and benefits related to a change in control.

NOTE K - STOCK PLANS

    In 1997, the Company adopted the 1997 Stock Option Plan (1997 Plan) which provides for the granting of options to purchase up to 72,185 shares of Company common stock by directors and key employees of the Company and its subsidiaries.  Options granted under the 1997 Plan were exercisable at December 31, 1999, and expire ten years after the grant date.  As of December 31, 2001, 69,998 grants had not been exercised.  The options are exercisable at not less than the market value of the Company's stock at the grant date.  Accordingly, no compensation cost has been recognized.

    On May 27, 1999, the Company's shareholders approved the 1999 Stock Incentive Plan (1999 Plan). The 1999 Plan
    provides for the granting of options to purchase up to 106,689 shares of the Company's common stock by the
    Company's and its subsidiaries' directors, key employees, and management.  Under the 1999 Plan, the Company may grant either incentive stock options or nonqualified stock options.  Options granted to directors and employees vest in equal amounts over three years.  Stock options granted to management vest based on annual performance goals or after nine years and eleven months, if still employed.  At December 31, 2001, 93,963 options had been granted, and 2,543 had been exercised.  Of the remaining grants available, 60,109 were vested. All options expire and are void unless exercised on or before April 15, 2009.  The options are exercisable at not less than the market value of the
    Company's stock at the grant date.  Accordingly, no compensation expense has been recognized.

                                                     ( Continued )

                                              THE FIRST BANCSHARES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              DECEMBER 31, 2001 AND 2000

NOTE K - STOCK PLANS  (Continued)

    A summary of the status of the stock option plans as of December 31, 2001 and 2000, and changes during the years ending on those dates is presented below:

                                                                                    December 31,
                                                               ------------------------------------------------------
                                                                          2001                         2000
                                                               ------------------------      ------------------------
                                                                              Weighted                      Weighted
                                                                               Average                       Average
                                                                               Exercise                     Exercise
                                                                  Shares        Price           Shares        Price
                                                               -----------   ----------      -----------   ----------
         Options outstanding at beginning of year                 163,961    $       13          163,961  $       13
         Options granted                                              -              -              -             -
         Options exercised                                         (2,534)   $       15             -             -
         Options forfeited                                            -              -              -             -
                                                               -----------                   -----------
         Options outstanding at end of year                       161,427    $       13          163,961   $      13
                                                               ===========                   ===========

         Options exercisable at end of year                       130,107    $       12           85,989   $      11
                                                               ==========                    ===========

    Had compensation cost for the stock plans been determined based on the fair values of the options at the grant dates consistent with the method of FASB Statement No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                                                               2001           2000
                                                                                          -------------   ------------

         Net income, pro forma                                                            $     595,436   $    487,171
         Basic net income per share, pro forma                                                      .52            .42
         Diluted net income per share, pro forma                                                    .50            .41

    The assumptions used in estimating compensation cost on a pro forma basis were:  dividend yield of 0%, expected life of ten years, volatility of near 0%, and a risk-free interest rate of 6.5%.

                                              THE FIRST BANCSHARES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              DECEMBER 31, 2001 AND 2000

NOTE L - RELATED PARTY TRANSACTIONS

    In the normal course of business, the subsidiary banks make loans to their directors and officers and to companies in which they have a significant ownership interest.  These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons.  Such loans amounted to approximately $6,148,000 and $5,002,000 at December 31, 2001 and 2000, respectively.  In the opinion of management, such loans are consistent with sound banking policies and are within applicable regulatory and lending limitations.

NOTE M - COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS OF CREDIT RISK

    In the normal course of business, there are outstanding various commitments and contingent liabilities, such as guaranties, commitments to extend credit, etc., which are not reflected in the accompanying financial statements.
    The subsidiary banks had outstanding letters of credit of $261,000 and $458,000 at December 31, 2001 and 2000,
    respectively, and had made loan commitments of approximately $9,750,000 and $10,310,000 at December 31, 2001
    and 2000, respectively.  The subsidiary banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of the instrument.  The subsidiary banks use the same credit policies in making commitments and conditional obligations as it does for its lending activities.  No significant losses are anticipated as a result of these transactions.

    The primary market area served by the subsidiary banks are Forrest, Lamar, and Jones Counties within South
    Mississippi.  Management closely monitors its credit concentrations and attempts to diversify the portfolio within its primary market area.  As of December 31, 2001, management does not consider there to be any significant credit concentration within the loan portfolio.  Although the banks' loan portfolio, as well as existing commitments, reflect the diversity of its primary market area, a substantial portion of a borrower's ability to repay a loan is dependent upon the economic stability of the area.

    The First has Sixteenth Section land leases and contracts for bank premises.  The leases expire in 2036 with annual rentals of $20,240 subject to reappraisals every 10 years.

    The First has a lease for facilities that expires in June, 2003.  Monthly lease payments are $1,875 with an increase of 3% after twelve months.  The lease contains an option to renew annually for three years at the same monthly rate and 3% increase each twelve month period.

    The Company and its subsidiary banks are subject to claims and lawsuits which arise primarily in the ordinary course of business.  It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

                                              THE FIRST BANCSHARES, INC.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                              DECEMBER 31, 2001 AND 2000

NOTE N - FAIR VALUE OF FINANCIAL INSTRUMENTS

    Disclosures about financial instruments at December 31, 2001 and 2000, are presented as required by FASB
    Statement No. 107, "Disclosures About Fair Value of Financial Instruments."  The following information does not purport to represent the aggregate consolidated fair value of the Company at December 31, 2001 and 2000.

    The carrying amounts presented are the amounts at which the financial instruments are reported in the consolidated financial statements.

    Cash and Cash Equivalents

    The carrying amount for cash and due from banks, interest-bearing deposits, and federal funds sold approximate the fair values of such assets at December 31, 2001 and 2000.

    Securities

    The estimated fair value of securities is based on quoted market prices, if available.  The estimated fair value is based on quoted market prices of comparable instruments, if quoted market prices are not available.

                                                                                          Carrying         Estimated
                Date                                                                       Amount         Fair Value
      ----------------------                                                          ---------------   --------------

      December 31, 2001                                                               $    22,946,476   $   22,947,505
                                                                                      ===============   ==============

      December 31, 2000                                                               $    19,390,266   $   19,391,937
                                                                                      ===============   ==============

   Loans held for sale

   The fair value of loans held for sale approximates the carrying value since the loans are generally held for periods of less than forty-five days.

   Loans

   It is the opinion of management that in the current interest environment, the net carrying value of loans of
   $90,118,107 at December 31, 2001 and $80,655,946 at December 31, 2000, approximates fair value.

                                                   ( Continued )

                      THE FIRST BANCSHARES, INC.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 2001 AND 2000

NOTE N - FAIR VALUE OF FINANCIAL INSTRUMENTS  (Continued)

    Deposits

Fair  values of  demand  deposits  and  savings  accounts  are  defined  by FASB
Statement  No.  107 as the  amounts  payable.  The fair value of  variable  rate deposits  approximates  their carrying  value.  Because of the current  interest environment,  management is of the opinion that the carrying value of fixed rate time deposits also  approximates  their fair value.  Thus, the carrying value of deposits of  $113,237,626  at December 31, 2001, and $96,845,288 at December 31,
2000,  does not  differ  significantly  from the fair  value.  No value has been considered  from expected  retention of deposits for a future time period.  This value,  often referred to as a core deposit  intangible,  is neither included in any fair value  amounts  nor  recorded as an asset in the  consolidated  balance sheets.

Borrowed Funds

Borrowed funds consist of obligations  with terms  comparable to those currently available.  Thus, the carrying value of these  obligations  approximates  market value.

Off-Balance Sheet Instruments

 Fair values of off-balance  sheet  financial  instruments are based on fees charged to enter into similar  agreements.  However,  commitments to extend credit do not  represent a  significant  value until such  commitments  are funded or closed.  Management has determined that these  instruments do not have a distinguishable fair value, and no fair value has been assigned.

                      THE FIRST BANCSHARES, INC.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 2001 AND 2000

NOTE O - SEGMENTS
     The Company's principal activity is commercial banking, which includes providing deposit products and commercial, mortgage and consumer loans. These services are provided through the Company's  subsidiary banks, which are located in adjacent, but  separate,  geographic  areas.  Results  of  operations  and other  selected financial information by bank are presented below:

                                                         (In thousands)
                                                     Years Ended December 31,
                                            ------------------------------------------
                                                   2001                  2000
                                            --------------------  --------------------
                                            The First  Pine Belt  The First  Pine Belt
                                            ---------  ---------  ---------  ---------
      Results of Operations

  Interest income                             $ 6,758   $ 3,179    $ 5,882   $ 2,792
  Interest expense                              3,240     1,782      3,115     1,582
                                            ---------  ---------  ---------  ---------
   Net interest income                          3,518     1,397      2,767     1,210
  Provision for loan losses                       173       169        169       156
                                            ---------  ---------  ---------  ---------
   Net interest income after provision
     for loan losses                            3,345     1,228      2,598     1,054
  Other income                                    886       265        597       134
  Other expense                                 3,299     1,461      2,706     1,108
                                            ---------  ---------  ---------  ---------
   Net income before income taxes                 932        32        489        80
  Income tax expense (benefit)                    323      (60)         86      (88)
                                            ---------  ---------  ---------  ---------
   Net income                                 $   609     $ 92      $  403   $   168
                                            =========  =========  =========  =========
Selected Financial Data

  Loans, net of allowance for loan losses $    61,496  $ 28,622   $ 54,131  $ 26,525
  Deposits                                     74,617    40,025     63,829    34,810
  Total assets                                 87,077    47,757     75,345    41,522

                              ( Continued )

                    THE FIRST BANCSHARES, INC.
               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 2001 AND 2000

NOTE O - SEGMENTS  (Continued)

The  following   reconciles  the  above  table  to  amounts   reflected  on  the
consolidated  financial  statements  as of and for the years ended  December 31,
2001 and 2000:
                                                                        (In thousands)
                                                                     2001            2000
                                                                 -----------    -----------
Net income:
  Net income of subsidiary banks                                 $    701       $    571
  Net loss of Company, excluding intercompany accounts               (29)            (6)
                                                                 -----------    -----------
                                                                      672            565
                                                                 ===========    ===========
Total assets:
  Total assets of subsidiary banks                               $134,834       $116,867
  Total assets of Company, excluding investment in subsidiaries     2,244          2,549
  Intercompany eliminations                                       (1,457)        (1,834)
                                                                 -----------    -----------
                                                                 $135,621       $117,582
                                                                 ===========    ===========

NOTE P - PARENT COMPANY FINANCIAL INFORMATION
    The balance sheets, statements of income, and cash flows for
 The First Bancshares, Inc. (parent only) follow:

                      Condensed Balance Sheets
                                                                      December 31,
                                                     ----------------------------------------
                                                            2001                    2000
                                                     -----------------   --------------------
       Assets:
        Cash and cash equivalents                    $      1,404,549    $       1,793,736
        Investment in subsidiary banks                     11,746,065           10,644,720
        Premises and equpiment                                812,292              752,292
        Other                                                  27,586                3,100
                                                     -----------------   -----------------
                                                     $     13,990,492    $      13,193,848
                                                     =================   =================
       Liabilities:
        Other                                        $           -       $          13,295
      Stockholders' equity                                 13,990,492           13,180,553
                                                     -----------------   -----------------
                                                     $     13,990,492    $      13,193,848
                                                     =================   =================

                             ( Continued )

                      THE FIRST BANCSHARES, INC.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 2001 AND 2000

NOTE P - PARENT COMPANY FINANCIAL INFORMATION  (Continued)

                    Condensed Statements of Income
                                                                            Years Ended
                                                                            December 31,
                                                               -------------------------------------
                                                                   2001                     2000
                                                               -----------               -----------
Income:
 Interest                                                     $    52,060                $ 105,906

Expenses:
 Other                                                             97,732                  115,617
                                                               -----------               ----------
Loss before income taxes and equity in undistributed income
 of subsidiaries                                                  (45,672)                  (9,711)
 Income tax benefit                                               (16,860)                  (3,100)
                                                               -----------               ----------
 Loss before equity in undistributed income of subsidiaries       (28,812)                  (6,611)
Equity in undistributed income of subsidiaries                    700,725                  571,354
                                                               -----------               ----------
Net income                                                    $   671,913                $ 564,743
           Condensed Statements of Cash Flows
                                                                             Years Ended
                                                                             December 31,
                                                               -------------------------------------
                                                                     2001                   2000
                                                               -----------               ----------
   Cash flows from operating activities:
  Net income                                                  $   671,913              $   564,743
       Adjustments to reconcile net income to net cash and
   cash equivalents:
     Equity in undistributed income of subsidiaries              (700,725)
     Other, net                                                   (38,385)                  10,195
                                                               -----------               ----------
         Net cash provided by (used in) operating activities      (67,197)                   3,584
                                                               -----------               ----------
Cash flows from investing activities:
  Investment in subsidiary bank                                  (300,000)                (350,000)
       Acquisition of fixed assets                                (60,000)                 (21,759)
  Sale of premises to subsidiary                                     --                     10,000
                                                               -----------               ----------
         Net cash used in investing activities                   (360,000)                (361,759)
                                                               -----------               ----------
   Cash flows from financing activities
       Exercise of stock options                                   38,010                     --
                                                               -----------               ----------
        Net cash provided by financing activities                  38,010                     --
                                                               -----------               ----------
Net decrease in cash and cash equivalents                        (389,187)                (358,175)
Cash and cash equivalents at beginning of year                  1,793,736                2,151,911
                                                               -----------               ----------
Cash and cash equivalents at end of year                       $1,404,549               $1,793,736
                                                               ===========              ===========

                     THE FIRST BANCSHARES, INC.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 2001 AND 2000

NOTE Q - SUMMARY OF QUARTERLY RESULTS OF OPERATIONS AND PER SHARE
AMOUNTS (UNAUDITED)
                                                                  Three Months Ended
                                                      -------------------------------------------
                                                         Mar. 31    June 30   Sept. 30   Dec. 31
                                                      -----------  ---------  --------  ---------
                                                       (In thousands, except per share amounts)
2001
Total interest income                                     $2,517    $2,502     $2,470    $2,448
Total interest expense                                     1,364     1,316      1,213     1,077
                                                          ------    ------     ------    ------
  Net interest income                                      1,153     1,186      1,257     1,371
Provision for loan losses                                     94        72         99        77
                                                          ------    ------     ------    ------
  Net interest income after provision for
    loan losses                                            1,059     1,114      1,158     1,294
Total non-interest income                                    205       224        310       335
Total non-interest expense                                 1,086     1,138      1,212     1,345
Income tax expense                                            73        66         79        28
                                                          ------    ------     ------    ------
Net income                                                $  105    $  134     $  177    $  256
                                                          ======    ======     ======    ======
Per share:
  Net income                                              $  .09    $  .12     $  .15    $  .22
  Net income, diluted                                        .09       .11        .15       .22
  Cash dividends declared                                     --        --         --        --
2000
Total interest income                                     $1,828    $2,093     $2,273    $2,481
Total interest expense                                       922     1,071      1,250     1,349
                                                          ------    ------     ------    ------
  Net interest income                                        906     1,022      1,023     1,132
Provision for loan losses                                    138       103         63        20
                                                          ------    ------     ------    ------
  Net interest income after provision
    for loan losses                                          768       919        960     1,112
Total non-interest income                                    140       164        185       186
Total non-interest expense                                   870       929        987     1,088
Income tax benefit                                           --        --         --          5
                                                          ------    ------     ------    ------
 Net income                                               $   38    $  154     $  158    $  215
                                                          ======    ======     ======    ======
Per share:
  Net income                                              $  .03    $  .13     $  .14    $  .19
  Net income, diluted                                        .03       .13        .13       .19
  Cash dividends declared                                    --        --         --        --

Exhibit 13.2

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549

                                   FORM 10-QSB

     [X]       QUARTERLY REPORT UNDER SECTION 13 OR 15 (D)
               OF THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE QUARTERLY PERIOD ENDED: September 30, 2002
                                              ------------------
                                       OR
     [ ]       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

         COMMISSION FILE NUMBER:    33-94288
                                -------------

                           THE FIRST BANCSHARES, INC.
                       -----------------------------------
        (EXACT NAME OF SMALL BUSINESS ISSUER AS SPECIFIED IN ITS CHARTER)

             MISSISSIPPI                            64-0862173
     (STATE OF INCORPORATION)         (I.R.S. EMPLOYER IDENTIFICATION NO.)

     6480 U.S. HIGHWAY 98 WEST
     HATTIESBURG, MISSISSIPPI                       39404-5549
 ----------------------------------   ------------------------------------
       (ADDRESS OF PRINCIPAL                        (ZIP CODE)
         EXECUTIVE OFFICES)

                                 (601) 268-8998
                ------------------------------------------------
                (ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                                      NONE
      --------------------------------------------------------------------
     (FORMER NAME, ADDRESS AND FISCAL YEAR, IF CHANGED SINCE LAST REPORT)

INDICATE BY CHECK MARK WHETHER THE ISSUER: (1) HAS FILED ALL REPORTS
REQUIRED TO BE FILED BY SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE
ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD
THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN
SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                                    YES  X   NO
                                        ---     ---

ON OCTOBER 31, 2002, 1,165,165 SHARES OF THE ISSUER'S COMMON STOCK, PAR
VALUE $1.00 PER SHARE, WERE ISSUED AND OUTSTANDING.

         TRANSITIONAL SMALL BUSINESS DISCLOSURE FORMAT (CHECK ONE):

                                    YES     NO  X
                                       ---     ---

                       PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                         THE FIRST BANCSHARES, INC.

                         CONSOLIDATED BALANCE SHEETS

($ amounts in thousands)                        (Unaudited)
                                               September 30,  December 31,
      ASSETS                                       2002          2001
                                                 ________      ________

Cash and due from banks                          $  4,836      $  4,080
Interest-bearing deposits with banks                  543         1,358
Federal funds sold                                  5,070         3,896
                                                 ________      ________
      TOTAL CASH AND CASH EQUIVALENTS              10,449         9,334

Securities held-to-maturity, at amortized cost         25            32
Securities available-for-sale, at fair value       23,335        22,915
Loans                                             103,052        91,178
Allowance for loan losses                          (1,194)       (1,060)
                                                 ________      ________
      LOANS, NET                                  101,858        90,118

Loans held for sale                                 3,693         3,113
Premises and equipment                              8,050         7,615
Accrued income receivable                             939           962
Cash surrender value                                1,964           757
Other assets                                        2,223           775
                                                 ________      ________

                                                 $152,536      $135,621
                                                 ========      ========

      LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:
   Deposits:
      Noninterest-bearing                        $ 16,128      $ 15,254
      Time, $100,000 or more                       31,624        28,776
      Interest-bearing                             67,626        69,208
                                                 ________      ________
          TOTAL DEPOSITS                          115,378       113,238

   Interest payable                                   248           352
   Borrowed funds                                  14,695         7,832
   Trust preferred securities                       7,000           -
   Other liabilities                                  485           208
                                                 ________      ________
          TOTAL LIABILITIES                       137,806       121,630

SUBORDINATED DEBENTURES                                             -

SHAREHOLDERS' EQUITY:
   Common stock, $1 par value. Authorized
      10,000,000 shares; 1,165,165 and
      1,155,412 shares issued and outstanding
      at September 30, 2002 and December 31,
      2001, respectively.                           1,165         1,155
   Preferred stock, par value $1 per share,
      10,000,000 shares authorized; no shares
      issued and outstanding                          -             -
   Additional paid-in capital                      12,512        12,412
   Retained earnings                                  876           313
   Accumulated other comprehensive income             177           111
                                                 ________      ________
          TOTAL SHAREHOLDERS' EQUITY               14,730        13,991
                                                 ________      ________

                                                 $152,536      $135,621
                                                 ========      ========

                          THE FIRST BANCSHARES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

($ amounts in thousands except earnings per share)

                                             (Unaudited)    (Unaudited)
                                            Three Months    Nine Months
                                                Ended          Ended
                                           September 30,    September 30,
                                           ______________  ______________
                                            2002    2001    2002    2001
                                           ______  ______  ______  ______
INTEREST INCOME:
   Loans, including fees                   $2,412  $2,139  $6,552  $6,358
   Securities:
      Taxable                                 195     231     614     841
      Tax exempt                               24       1      40       7
   Federal funds sold                          13      81      45     239
   Other                                       -       18      45      44
                                           ______  ______  ______  ______
          TOTAL INTEREST INCOME             2,644   2,470   7,296   7,489

INTEREST EXPENSE:
   Deposits                                   675   1,126   2,213   3,628
   Other borrowings                           253      87     578     265
                                           ______  ______  ______  ______
         TOTAL INTEREST EXPENSE               928   1,213   2,791   3,893
                                           ______  ______  ______  ______
         NET INTEREST INCOME                1,716   1,257   4,505   3,596
PROVISION FOR LOAN LOSSES                      50      99     259     265
                                           ______  ______  ______  ______
         NET INTEREST INCOME AFTER
           PROVISION FOR LOAN LOSSES        1,666   1,158   4,246   3,331

OTHER INCOME:
   Service charges on deposit accounts        369     186     980     438
   Other service charges, commissions and
     fees                                     114     124     270     301
                                           ______  ______  ______  ______
        TOTAL OTHER INCOME                    483     310   1,250     739

OTHER EXPENSES:
   Salaries and employee benefits             884     640   2,346   1,836
   Occupancy and equipment expense            293     189     762     532
   Other operating expenses                   491     383   1,353   1,068
                                           ______  ______  ______  ______
        TOTAL OTHER EXPENSES                1,668   1,212   4,461   3,436
                                           ______  ______  ______  ______

        INCOME BEFORE INCOME TAXES            481     256   1,035     634

INCOME TAXES                                  164      79     355     218
                                           ______  ______  ______  ______

        NET INCOME                         $  317  $  177  $  680  $  416
                                           ======  ======  ======  ======

INCOME PER SHARE - BASIC                   $  .27  $  .15  $  .58  $  .36
INCOME PER SHARE - ASSUMING
   DILUTION                                $  .26  $  .15  $  .57  $  .35

                          THE FIRST BANCSHARES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

($ Amounts in Thousands)
                                                         (Unaudited)
                                                      Nine Months Ended
                                                         September 30,
                                                      __________________
                                                        2002      2001
                                                      ________  ________
CASH FLOWS FROM OPERATING ACTIVITIES:
   NET INCOME                                         $    680  $    416
   Adjustments to reconcile net income to net
      cash provided by operating activities:
        Depreciation and amortization                      372       335
        Provision for loan losses                          259       265
        (Increase) decrease in accrued interest
          receivable                                       (23)      133
        Increase (decrease) in interest payable            104       (72)
        Other, net                                      (1,371)     (544)
                                                      ________  ________
         NET CASH PROVIDED BY OPERATING ACTIVITIES          21       533
                                                      ________  ________
CASH FLOWS FROM INVESTING ACTIVITIES:
   Maturities and calls of held-to-maturity
     securities                                              7        27
   Maturities and calls of securities
     available-for-sale                                 17,876    17,152
   Purchases of securities available-for-sale          (18,196)  (22,965)
   Net increase in loans                               (12,579)  (10,326)
   Purchases of premises and equipment                    (803)     (505)
   Increase in cash surrender value                     (1,207)      -
                                                      ________  ________
        NET CASH USED BY INVESTING ACTIVITIES          (14,902)  (16,617)
                                                      ________  ________

CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in deposits                                  2,140    17,420
   Increase in trust preferred securities                7,000       -
   Dividends paid on common stock                         (117)      -
   Exercise of stock options                               110       -
   Net increase in borrowed funds                        6,863       530
                                                      ________  ________
        NET CASH PROVIDED BY FINANCING ACTIVITIES       15,996    17,950
                                                      ________  ________

        NET INCREASE IN CASH                             1,115     1,866

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD         9,334     6,906
                                                      ________  ________

CASH AND CASH EQUIVALENTS AT END OF PERIOD            $ 10,449  $  8,772
                                                      ========  ========

CASH PAYMENTS FOR INTEREST                            $  2,895  $  3,965
CASH PAYMENTS FOR INCOME TAXES                             267       125

                           THE FIRST BANCSHARES, INC.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE A -- BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements and with the instructions to Form 10-QSB and
Item 310(b) of Regulation S-B of the Securities and Exchange Commission.
Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.  However, in the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.  Operating results for the nine months ended September 30, 2002, are not necessarily indicative of the results that may be expected for the year ended
December 31, 2002. For further information, please refer to the consolidated financial statements and footnotes thereto included in the
Company's Form 10-KSB for the year ended December 31, 2001.

NOTE B -- SUMMARY OF ORGANIZATION

The First Bancshares, Inc., Hattiesburg, Mississippi (the "Company"), was
incorporated June 23, 1995, under the laws of the State of Mississippi for the purpose of operating as a bank holding company with respect to a then proposed de novo bank, The First National Bank of South Mississippi,
Hattiesburg, Mississippi (the "Hattiesburg Bank").  The Hattiesburg Bank
opened for business on August 5, 1996, with a total capitalization of
$5.2 million.

On August 10, 1998, the Company filed a registration statement on
Form SB-2 relating to the issuance of up to 533,333 shares of Common Stock in connection with the formation of the First National Bank of the Pine
Belt (Laurel Bank).  The offering was closed on December 31, 1998, with
428,843 shares subscribed with an aggregate purchase price of $6.4 million. On January 19, 1999, the Laurel Bank received approval from its banking regulator to begin banking operations, and the Company used
$5 million of the net proceeds to purchase 100% of the capital stock of the Laurel Bank. Simultaneously, the 428,843 shares subscribed to in the offering were issued.

The Hattiesburg and Laurel Banks are wholly-owned subsidiaries of the
Company.  The Company's strategy is for the Hattiesburg Bank and the
Laurel Bank to operate on a decentralized basis, emphasizing each Bank's local board of directors and management and their knowledge of their local community. Each Bank's local board of directors acts to promote its Bank and introduce prospective customers.  The Company believes that this autonomy allows each Bank to generate high-yielding loans and to attract and retain core deposits.

The Hattiesburg Bank and the Laurel Bank engage in general commercial banking business, emphasizing in its marketing the Bank's local management and ownership.  The Banks offer a full range of banking services designed to meet the basic financial needs of its customers. These services include checking accounts, NOW accounts, money market deposit accounts, savings accounts, certificates of deposit, and individual retirement accounts. The Banks also offer short to medium-term commercial, mortgage, and personal loans.  At September 30, 2002, the Company had approximately
$152.5 million in consolidated assets, $101.9 million in consolidated loans, $115.3 million in consolidated deposits, and $14.7 million in consolidated shareholders' equity.  For the nine months ended
September 30, 2002, the Company reported a consolidated net income of
$680,000.  For the same period, the Laurel Bank reported net income of
$151,000, and the Hattiesburg Bank net income of $655,000.

The Company declared and paid its first dividend since inception of $.10 per common share during the first quarter of 2002.

NOTE C -- EARNINGS PER COMMON SHARE

Basic per share data is calculated based on the weighted-average number of common shares outstanding during the reporting period.  Diluted per share data includes any dilution from potential common stock outstanding, such as exercise of stock options.
                                         For the Three Months Ended
                                             September 30, 2002
                                    _____________________________________
                                    Net Income      Shares      Per Share
                                   (Numerator)  (Denominator)     Data
                                    _________    ___________   __________

   Basic per share                   $317,000     1,165,165       $ .27
                                                                  =====
   Effect of dilutive shares:
      Stock options                       -          35,145
                                     ________     _________

   Diluted per share                 $317,000     1,200,310       $ .26
                                     ========     =========       =====

                                           For the Nine Months Ended
                                              September 30, 2002
                                    _____________________________________
                                    Net Income      Shares      Per Share
                                   (Numerator)  (Denominator)     Data
                                    _________    ___________   __________

   Basic per share                   $680,000      1,165,165      $ .58
                                                                  =====
   Effect of dilutive shares:
      Stock options                       -           35,137
                                     ________      _________

   Diluted per share                 $680,000      1,200,302      $ .57
                                     ========      =========      =====

                                         For the Three Months Ended
                                             September 30, 2001
                                    _____________________________________
                                    Net Income      Shares      Per Share
                                   (Numerator)  (Denominator)     Data
                                    _________    ___________   __________

   Basic per share                   $177,000      1,152,878      $ .15
                                                                  =====
   Effect of dilutive shares:
      Stock options                       -           23,333
                                     ________      _________

   Diluted per share                 $177,000      1,176,211      $ .15
                                     ========      =========      =====

                                           For the Nine Months Ended
                                              September 30, 2001
                                    _____________________________________
                                    Net Income      Shares      Per Share
                                   (Numerator)  (Denominator)     Data
                                    _________    ___________   __________

   Basic per share                   $416,000      1,152,878      $ .36
                                                                  =====
   Effect of dilutive shares:
      Stock options                                   23,333
                                     ________      _________

   Diluted per share                 $416,000      1,176,211      $ .35
                                     ========      =========      =====

ITEM 2.   MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
          RESULTS OF OPERATIONS

FINANCIAL CONDITION

The following discussion contains "forward-looking statements" relating to, without limitation,  future economic performance, plans and objectives of management for future operations, and projections of revenues and other financial items that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the
Company's management.  The words "expect," "estimate," "anticipate," and
"believe," as well as similar expressions, are intended to identify forward-looking statements.  The Company's actual results may differ materially from the results discussed in the forward-looking statements, and the Company's operating performance each quarter is subject to various risks and uncertainties related to the banking industry.

The Hattiesburg Bank completed its first full year of operations in 1997 and has grown substantially since opening on August 5, 1996. The Laurel
Bank has been in operation since January 19, 1999.  Comparisons of the
Company's results for the periods presented should be made with an understanding of the subsidiary Banks' short histories.

The subsidiary Banks represent the primary assets of the Company.  The
Hattiesburg Bank reported total assets of $102.8 million at
September 30, 2002, compared to $87.1 million at December 31, 2001.
Loans increased $10.1 million, or 16.2%, during the first nine months of
2002. Deposits at September 30, 2002, totaled $81.2 million compared to
$74.6 million at December 31, 2001.  For the nine month period ended
September 30, 2002, the Hattiesburg Bank reported net income of $655,000, compared to $424,000 for the nine months ended September 30, 2001.  At
September 30, 2002, the Laurel Bank had total assets of $48.1, compared
$47.8 million at December 31, 2001, total loans of $30.8 million, compared to $29.0 million at December 31, 2001, and total deposits of
$39.7, compared to $40.0 million at December 31, 2001.  For the nine month period ended September 30, 2002, the Laurel Bank reported net income from operations of $151,000, compared to $91,000 for the nine months ended
September 30, 2001.

NONPERFORMING ASSETS AND RISK ELEMENTS. Diversification within the loan portfolio is an important means of reducing inherent lending risks. At
September 30, 2002, the subsidiary Banks had no concentrations of ten percent or more of total loans in any single industry nor any geographical area outside their immediate market areas.

At September 30, 2002, the subsidiary banks had loans past due as follows:

                                                 ($ In Thousands)

     Past due 30 through 89 days                      $1,291
     Past due 90 days or more and still accruing         135

The accrual of interest is discontinued on loans which become ninety days past due (principal and/or interest), unless the loans are adequately secured and in the process of collection. Nonaccrual loans totaled
$231,000 at September 30, 2002.  Any other real estate owned is carried at fair value, determined by an appraisal. Other real estate owned totaled
$146,000 at September 30, 2002.  A loan is classified as a restructured loan when the interest rate is materially reduced or the term is extended beyond the original maturity date because of the inability of the borrower to service the debt under the original terms. The subsidiary Banks had no restructured loans at September 30, 2002.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is adequate with cash and cash equivalents of $10.4 million as of September 30, 2002. In addition, loans and investment securities repricing or maturing within one year or less exceed $36.4 million at
September 30, 2002.  Approximately $11.1 million in loan commitments are expected to be funded within the next six months and other commitments, primarily standby letters of credit, totaled $328,000 at September 30,
2002.

There are no known trends or any known commitments of uncertainties that will result in the subsidiary banks' liquidity increasing or decreasing in a material way. In addition, the Company is not aware of any recommendations by any regulatory authorities which would have a material effect on the Company's liquidity, capital resources or results of operations.

Total consolidated equity capital at September 30, 2002, is $14.7 million, or approximately 9.7% of total assets. The Hattiesburg Bank and Laurel
Bank currently have adequate capital positions to meet the minimum capital requirements for all regulatory agencies.  Their capital ratios as of
September 30, 2002, are as follows:

                                   Hattiesburg     Laurel
                                       Bank         Bank
                                      _____        _____

            Tier 1 leverage            9.4%        10.3%
            Tier 1 risk-based         11.9%        13.1%
            Total risk-based          12.9%        14.2%

On March 26, 2002, The First Bancshares Statutory Trust 1 (the Trust),
a wholly-owned subsidiary trust of the Company, issued $7,000,000 of redeemable cumulative trust preferred securities.  The Trust used the funds to acquire floating rate subordinated debentures from the Company.
The debentures had an initial interest rate of 5.59% which was adjusted at June 26, 2002, to the 3-month LIBOR plus 3.60%.  The debentures have a maturity of 30 years.  These debentures qualify as Tier 1 capital up to 25% of other components of Tier 1 capital.

RESULTS OF OPERATIONS

The Company had a consolidated net income of $680,000 for the nine months ended September 30, 2002, compared with consolidated net income of
$416,000 for the same period last year.

Interest income and interest expense both declined in 2002 when compared to 2001 reflecting the declining interest rate market.  Net interest income for the first nine months ended September 30, 2002, increased to
$4.5 million from $3.6 million for the first nine months ended
September 30, 2001, or an increase of 25.3%.  Earning assets through
September 30, 2002, increased $12.2 million and interest-bearing liabilities also increased $13.5 million compared to September 30, 2001, reflecting increases of 9.9% and 12.6%, respectively.  The subsidiary banks are slightly negatively gapped, which means interest-bearing liabilities reprice more frequently than interest-bearing assets.

Noninterest income for the nine months ended September 30, 2002, was
$1.2 million, compared to $739,000 for the same period in 2001, reflecting an increase of $511,000, or 69.1%. Included in noninterest income is service charges on deposit accounts, which for the nine months ended September 30, 2002, totaled $980,000, compared to
$438,000 for the same period in 2001, and is a reflection of the continuing growth of the deposit base, as well as improvement in the fee pricing structure.

The provision for loan losses was $259,000 in the first nine months of
2002 compared to $265,000 in the first nine months of 2001.  The allowance for loan losses of $1.2 million at September 30, 2002
(approximately 1.1% of loans) is considered by management to be adequate to cover losses inherent in the loan portfolio.  The level of this allowance is dependent upon a number of factors, including the total amount of past due loans, general economic conditions, and management's assessment of potential losses.  This evaluation is inherently subjective as it requires estimates that are susceptible to significant change.
Ultimately, losses may vary from current estimates and future additions to the allowance may be necessary.  Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan loss allowance will not be required.  Management evaluates the adequacy of the allowance for loan losses quarterly and makes provisions for loan losses based on this evaluation.

Other expenses increased by $1.0 million, or 29.8%, for the nine months ended September 30, 2002, when compared with the same period in 2001.
This increase is primarily due to the continued growth of the two financial institutions and the related services being offered.

ITEM 3. - CONTROLS AND PROCEDURES

Within 90 days prior to the filing of this report, an evaluation under the direction of the Company's Chief Executive Officer and Principal
Accounting Officer was performed to determine the effectiveness of the
Company's disclosure controls and procedures.  These controls and procedures were found to be adequate.

There were no significant changes in the Company's internal controls or other factors subsequent to the date of the evaluation that could significantly affect these controls.

                          PART II -- OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

         None

ITEM 2.  CHANGES IN SECURITIES

         None

ITEM 3.  DEFAULT UPON SENIOR SECURITIES

         None

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None

ITEM 5.  OTHER INFORMATION

         None

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

         b)   The Company did not file any reports on Form 8-K during the quarter ended September 30, 2002.

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       THE FIRST BANCSHARES, INC.
                                       --------------------------
                                               (Registrant)

      November 8, 2002                 /S/ DAVID E. JOHNSON
______________________________         _________________________________
           (Date)                      David E. Johnson, President and
                                         Chief Executive Officer

      November 8, 2002                 /S/ DAVID O. THOMS, JR.
______________________________         _________________________________
           (Date)                      David O. Thoms, Jr., Senior
                                         Vice President and Principal
                                         Accounting and Financial Officer

                              CERTIFICATIONS

                   CERTIFICATIONS PURSUANT TO SECTION 302
                     OF THE SARBANES-OXLEY ACT OF 2002

I, David E. Johnson, certify that:

1.  I have reviewed this quarterly report on Form 10-QSB of The First
    Bancshares, Inc.

2.  Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.  Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

    c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a.  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b.  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.  The registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

      November 8, 2002                 /S/ DAVID E. JOHNSON
______________________________         _________________________________
           (Date)                      David E. Johnson, President and
                                         Chief Executive Officer

                    CERTIFICATIONS PURSUANT TO SECTION 302
                      OF THE SARBANES-OXLEY ACT OF 2002

I, David O. Thoms, certify that:

1.  I have reviewed this quarterly report on Form 10-QSB of The First
    Bancshares, Inc.

2.  Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.  Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

    c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a.  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b.  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.  The registrant's other certifying officer and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

       November 8, 2002                /S/ DAVID O. THOMS, JR.
______________________________         _________________________________
           (Date)                      David O. Thoms, Jr., Senior
                                         Vice President and Principal
                                         Accounting and Financial Officer

             CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                         AS ADOPTED PURSUANT TO
               SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with The First Bancshares, Inc. (the "Company") Quarterly
Report on Form 10-QSB for the period ending September 30, 2002, as filed with the Securities and Exchange Commission on the date hereof (the
"Report") I, David E. Johnson, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

   (1)  The Report fully complies with the requirements of
        Section 13(a) or 15(d) of the Securities Exchange Act
        of 1934, as amended; and

   (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and
        results of operations of the Company.

       November 8, 2002              /S/ DAVID E. JOHNSON
Date: _____________________    By: _____________________________________
                                   David E. Johnson, President and Chief
                                      Executive Officer

             CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
                         AS ADOPTED PURSUANT TO
               SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with The First Bancshares, Inc. (the "Company") Quarterly
Report on Form 10-QSB for the period ending September 30, 2002, as filed with the Securities and Exchange Commission on the date hereof (the
"Report") I, David O. Thoms, Jr., certify pursuant to 18 U.S.C. Section
1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of
2002, that, to the best of my knowledge:

   (1)  The Report fully complies with the requirements of
        Section 13(a) or 15(d) of the Securities Exchange Act
        of 1934, as amended; and

   (2)  The information contained in the Report fairly presents, in all material respects, the financial condition and
        results of operations of the Company.

       November 8, 2002              /S/ DAVID O. THOMS, JR.
Date: _____________________    By: _____________________________________
                                   David O. Thoms, Jr., Senior
                                      Vice President and Principal
                                      Accounting and Financial Officer

EXHIBIT 23.1

We have issued our report dated January 28, 2002, accompanying the consolidated financial statements of The First
Bancshares, Inc. incorporated by reference in the Annual Report of The First Bancshares, Inc. on Form 10-K of the
year ended December 31, 2001.  We hereby consent to the incorporation by reference of said report in this
Registration Statement on Form S-2.

/s/ T. E. Lott & Company
------------------------------------------
T.E. Lott & Company
Columbus, Mississippi
January 29, 2003

EXHIBIT 99

The First Bancshares, Inc.
Stock Order Form/Subscription Agreement

TO:      David E. Johnson
         President and Chief Executive Officer
         The First Bancshares, Inc.                  .
         P.O. Box 15549
         Hattiesburg, Mississippi 39404-5549

Gentlemen:

You have informed me that The First Bancshares, Inc., a Mississippi corporation (the "Company"), is offering up to
45,000 shares of its Common Stock, par value $1.00 per share (the "Common Stock"), at a price of $17.50 per share payable as provided herein and as described in the offering pursuant to the Prospectus furnished with this
Subscription Agreement (the "Prospectus").

1. SUBSCRIPTION. Subject to the terms and conditions hereof, the undersigned hereby tenders this subscription, together with payment to "The First Bancshares, Inc.," the amount indicated below (the "Funds"), representing the payment of $17.50 per share for the number of shares of Common Stock indicated below. The total subscription price must be paid at the time the Subscription Agreement is executed.

2. ACCEPTANCE OF SUBSCRIPTION. The Company shall have the right to accept or reject this subscription in whole or in part, for any reason whatsoever. The Company may reduce the number of shares for which the undersigned has subscribed, indicating acceptance of less than all of the shares subscribed on its written form of acceptance.

3. ACKNOWLEDGMENTS. The undersigned hereby acknowledges that he or she has received a copy of the
Prospectus. This Subscription Agreement creates a legally binding obligation and the undersigned agrees to be bound by the terms of this Agreement.

4. REVOCATION. The undersigned agrees that once this Subscription Agreement is tendered to the Company, it may not be withdrawn and that this Agreement shall survive the death or disability of the undersigned.

BY EXECUTING THIS AGREEMENT, THE SUBSCRIBER IS NOT WAIVING ANY RIGHTS HE OR SHE
MAY HAVE UNDER FEDERAL SECURITIES LAWS, INCLUDING THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934.

THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR SAVINGS
DEPOSITS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE
CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

Please indicate in the space provided below the exact name or names and address in which the stock certificate representing shares subscribed for hereunder should registered.

--------------------------------------------       -----------------------------------------------------------
Number of Shares Subscribed For                    Name or Names of Subscribers (Please Print)

$
 ---------------------------------------------       -----------------------------------------------------------
Total Subscription Price at                               Please indicate form of ownership desired (individual,
$17.50 per share (funds must be                     joint tenants with right of survivorship, tenants in
enclosed)                                             common, trust corporation, partnership, custodian, etc.)

Date:

----------------------------------------------       -----------------------------------------------------------
                                                                   Signature of Subscriber(s)*

----------------------------------------------       -----------------------------------------------------------
Social Security Number or Federal                                  Signature of Subscriber(s)*
Taxpayer Identification Number

Street (Residence) Address:

-----------------------------------------

-----------------------------------------

-----------------------------------------
City, State and Zip Code

*When signing as attorney, trustee, administrator, or guardian, please give your full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. In the case of joint tenants or tenants in common, each owner must sign.

TO BE COMPLETED BY THE COMPANY:

Accepted as of _________, 2003, as to _________ shares.

THE FIRST BANCSHARES, INC.

----------------------------------------
By:
Title:

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each subscriber must provide the Escrow Agent with a correct Taxpayer Identification Number (“TIN”). An individual’s social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below.

Under federal income tax law, any person who is required to furnish his or her correct TIN to another person, and who fails to comply with such requirements, may be subject to a $50 penalty imposed by the IRS.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements.

If the shareholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, “Applied For” should be written in the space provided for the TIN on the Substitute Form W-9.

SUBSTITUTE FORM W-9

Under penalties of perjury, I certify that: (i) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for taxpayer Identification Number to be issued to me), and (ii) I am not subject to backup withholding because: (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends; or (c) the IRS has notified me that I am no longer subject to backup withholding.

You must cross out item (ii) above if you have been notified by the IRS that you are subject to backup withholding because of under reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (ii).

Each Subscriber should complete this section.
-------------------------------------------------         ----------------------------------------------------
Signature of Subscriber                                    Signature of Subscriber

-------------------------------------------------         ----------------------------------------------------
Printed Name                                               Printed Name

-------------------------------------------------         ----------------------------------------------------
Social Security or Employer                                Social Security or Employer
Identification No.                                         Identification No.

January 31, 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.

RE:      The First Bancshares, Inc.

Ladies and Gentlemen:

Enclosed for filing by EDGAR transmission is an S-2 Registration Statement relating to the proposed offering of
common stock by The First Bancshares, Inc.   The First Bancshares, Inc. is a reporting company under the
Securities Exchange Act of 1934 and is eligible to use Form S-2.

Please call me at (601) 949-4701 if you have questions.

Sincerely,

Keith Parsons